EXHIBIT 1
ASSET PURCHASE AGREEMENT
By and Among
MCAFEE, INC.
MCAFEE SECURITY, LLC,
CITADEL SECURITY SOFTWARE INC.,
CITADEL SECURITY SOFTWARE INTERNATIONAL, LLC,
CANBERRA OPERATING, L.P. and
CANBERRA, LLC
Dated as of October 2, 2006

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ii

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ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (the “Agreement”) is made and entered into as of October 2, 2006, by and between McAfee, Inc. a Delaware corporation (“Parent”), and McAfee Security, LLC, a Delaware limited liability company (the “Buyer”), Citadel Security Software Inc., a Delaware corporation (“Citadel”), Citadel Security Software International, LLC, a Delaware limited liability company and wholly owned subsidiary of Citadel (“Citadel Sub”), Canberra Operating, L.P., a Texas limited partnership of which Citadel is the general partner (“Canberra LP”), and Canberra, LLC, a Delaware limited liability company which is the limited partner of Canberra LP and which is a wholly owned subsidiary of Citadel (“Canberra LLC”). Each of Citadel, Citadel Sub and Canberra LP are a “Seller” and together they are the “Sellers.” The Sellers and Canberra LLC are each referred to as a “Citadel Party” and together they are the “Citadel Parties.”
     WHEREAS, Sellers engage in the business of providing enterprise vulnerability management and policy compliance and enforcement software solutions (such business, the “Business”);
     WHEREAS, Sellers desire to sell substantially all of their assets to Buyer, and Buyer desires to purchase such assets from Sellers, and Buyer wishes to assume certain identified liabilities of Sellers, all on the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, other than the Assets and Excluded Assets held by Citadel Sub, Citadel owns legal title to all of the Assets and Excluded Assets, and Canberra LP owns the beneficial interests in all of the Assets and Excluded Assets;
     WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Buyer and Parent to enter into this Agreement, the Chief Executive Officer of Citadel (the “Citadel CEO”) has entered into a consulting agreement contingent on and subject to the Closing (as defined in Section 1.6) in the form attached hereto as Exhibit A (the “Independent Contractor Agreement”) and the appropriate related attachments thereto;
     WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Buyer and Parent to enter into this Agreement, certain employees and stockholders of Citadel (including the Persons (as defined in Section 2.9(a)) identified on Schedule 2.26) are executing and delivering support agreements (the “Support Agreements”) substantially in the form attached hereto as Exhibit C, to Buyer;
     WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Buyer and Parent to enter into this Agreement, all holders of Citadel’s outstanding shares of preferred stock (the “Preferred Holder Entities”) have entered into an agreement in the form attached hereto as Exhibit D with Citadel (the “Preferred Holder Agreement”); and
     WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Buyer and Parent to enter into this Agreement, each Key Employee (as defined in Section 4.9(a)) has agreed to employment with Parent pursuant to an Offer Letter, the effectiveness of which is contingent on and subject to the Closing (as defined in Section 1.6) in the form attached hereto as Exhibit E (the “Key Employee Offer Letter”) and the appropriate attachments related thereto;
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
Purchase of Assets
     1.1 Purchase of Assets. At the Closing, Sellers agree to sell, transfer, assign and deliver to Buyer the Assets (as defined below), and Buyer agrees to purchase and take the Assets, on the terms and subject to the conditions set forth in this Agreement.
     Subject to the provisions of Section 1.2, the “Assets” means all right, title and interest to all the tangible and intangible assets of each of the Sellers (other than the Excluded Assets, as defined in Section 2.3(a)), including but not limited to all of Sellers’ right, title and interest in and to any of the following:
     (a) all (1) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (2) trade names, trade dress, brands, logos, packaging design, slogans, Internet domain names, all phone numbers of any Seller, registered and unregistered trademarks and service marks and related registrations and applications for registration (collectively, “Marks”); (3) copyrights in both published and unpublished works, including all compilations, databases and computer programs, source code, object code, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (4) know-how, trade secrets, confidential or proprietary information, research in progress, knowledge, methods, algorithms, data, designs, processes, formulae, drawings, diagrams, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, benchmark data, testing procedures and testing results (collectively, “Trade Secrets”); (5) other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (6) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement against third parties (collectively, “Seller Intellectual Property”);
     (b) all goodwill associated with the Seller Intellectual Property and the Business;
     (c) all Assumed Permits (as defined in Section 2.11) (to the extent assignable under applicable law);
     (d) customer, prospect and marketing lists, sales data, books, records, ledgers, files, documents, correspondence, personnel files and other personnel documents related to Transferred Employees (except with respect to “protected health information” under 45 C.F.R. 164.103), advertising, promotional and marketing materials and similar items, whether in hard copy or computer format (collectively, the “Books and Records”), including the Sellers’ email archives (other than personal email or email protected by the attorney-client privilege), and Sellers’ Softrax accounting software;

     (e) all accounts receivable and other receivables (other than receivables that, as of the Effective Time, are Factored Accounts (as defined in Section 1.5(c)) pursuant to that certain Factoring Agreement, dated as of October 28, 2005, between Citadel and Allied Capital Partners, L.P. (such party is referred to herein as the “Factor,” and such agreement is referred to herein as the “Factoring Agreement”) (Citadel will attach a complete and accurate description of such factored receivables (the “Excluded Receivables”) as Schedule 1.1(e) hereto on the Closing Date), inventory, prepaid expenses and prepaid assets, securities, deposits, warranties, claims, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment, and similar other assets that would be characterized as “accounts receivable,” “inventory” or “current assets” (or similar nomenclature) on any balance sheet included in Citadel’s filings with the SEC (as defined in Section 2.6(a));
     (f) the equipment (including computers, telephones, computer screens, copiers, facsimile machines, scanners, projectors and servers), furniture, vehicles and other tangible personal property that would be characterized as “property and equipment” (or similar nomenclature) on any balance sheet included in Citadel’s filings with the SEC;
     (g) all right, title and interest under any of the Business Contracts (as defined in Section 2.14(a)) identified in Schedule 1.1(g)(A) (as updated pursuant to Section 4.3) (collectively, the “Assumed Business Contracts”) (excluding any Business Contracts that are not Assumed Business Contracts (“Excluded Business Contracts”), including the Excluded Business Contracts listed on Schedule 1.1(g)(B) (as updated pursuant to Section 4.3));
     (h) all Seller Intellectual Property assets owned or held by a Seller acquired or developed before the Effective Time (as defined in Section 1.6) pursuant to any Business Contract, including Excluded Business Contracts;
     (i) all assets, properties or interests of any Seller that would be characterized as “other assets” (or similar nomenclature) on any balance sheet included in Citadel’s filings with the SEC; and
     (j) all rights to refunds of state Taxes (as defined in Section 2.8(g)) paid by Seller for periods prior to the Closing;
provided, however, no right of a Seller under any Excluded Business Contract related to periods after the Effective Time (as defined in Section 1.6) shall constitute an Asset hereunder.
     1.2 Excluded Assets. The Excluded Assets consist of the following, which will remain the property of Sellers following the Closing:
     (a) all cash and cash equivalents, investments, short term securities or other securities that would be classified as “cash or cash equivalents” or “short term securities” (or similar nomenclature) on any balance sheet included in Citadel’s filings with the SEC;

     (b) the Excluded Receivables;
     (c) all rights relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof that are listed in Schedule 1.2(c);
     (d) all personnel Books and Records that a Seller is required by Law to retain in its possession, a description of which is set forth on Schedule 1.2(d);
     (e) all rights to refunds of Taxes of a Seller and other governmental charges of whatever nature for periods prior to the Closing Date other than the refunds described in Section 1.1(j);
     (f) all rights and interests under any of the Employee Benefit Plans (as defined in Section 2.13(a));
     (g) all rights of Sellers in this Agreement, the Seller Documents and Buyer Documents;
     (h) the shares of capital stock of Citadel held in treasury, and the capital stock, membership or partnership interests in Citadel Sub, Canberra LP and Canberra LLC, and any Non-Seller Subsidiary (as defined in Section 2.1(b)) held by any Seller;
     (i) all insurance policies and rights thereunder of the Sellers listed on Schedule 1.2(i);
     (j) subject to the provisions of Section 1.1(g), any rights under any Excluded Business Contract;
     (k) minute books, stock records, corporate seals and Tax records of any Citadel Entity (as defined in Section 2.1(a));
     (l) [Intentionally Omitted];
     (m) a copy of the accounting records stored by the Sellers using the Sellers’ Softrax software; and
     (n) the bank accounts of any Seller listed on Schedule 1.2(n).
     1.3 Assumed Liabilities. At the Closing, Buyer will assume only the following (collectively, the “Assumed Liabilities”):
     (a) All obligations of any Citadel Party that arise after the Effective Time and that are required to be performed after the Effective Time under the Assumed Business Contracts and the Assumed Permits (subject to Section 1.4(l)); and
     (b) any debt, obligation or liability related to the Assets that arises out of acts or omissions occurring after the Effective Time.

     1.4 Excluded Liabilities. It is understood and agreed that Buyer will not assume, and the Citadel Parties will retain and discharge, when due or otherwise satisfy following the Closing, any Liabilities (as defined in Section 9.13(f)) of any Citadel Party other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). The Excluded Liabilities include:
     (a) Liabilities in respect of any of the Excluded Assets;
     (b) Liabilities relating to any Litigation (as defined in Section 2.9(a)) and any settlements thereof or related to any violation by any Citadel Party or Affiliate (as defined in Section 9.13(b)) thereof of Laws (as defined in Section 2.10);
     (c) Liabilities relating to indebtedness for borrowed money;
     (d) Liabilities relating to Taxes for any Citadel Party, including any liability for Taxes of a third Person for which a Citadel Party may be liable;
     (e) any Liability of a Citadel Party to indemnify or guaranty the Liability of any Person, except for such indemnifications and guaranties that are included in Assumed Business Contracts and that related to acts or omissions occurring after the Effective Time (as defined in Section 1.6);
     (f) Liabilities relating to any Permit (as defined in Section 2.11(a)) retained by a Citadel Party or any Excluded Business Contract;
     (g) Liabilities related to transaction fees and expenses of each of the Citadel Parties as contemplated in Section 4.6;
     (h) any undisclosed Liability of a Citadel Party;
     (i) Liabilities incurred by a Citadel Party other than in the Ordinary Course of Business (as defined in Section 9.13(i));
     (j) any Liability of a Citadel Party incurred under this Agreement or any Seller Document (as defined in Section 2.2(a));
     (k) any Liability relating to employment matters, Employee Benefit Plans or Change of Control Payments (as defined in Section 1.5(b));
     (l) any Liability for a refund to any customer, distributor, partner or other Person that relates to payments received under an agreement with any such Person by a Citadel Party before the Closing Date (unless such Liability is created due to the intentional or willful breach of Buyer or primarily due to the negligence of Buyer following the Closing under an Assumed Business Contract);
     (m) any Liability of any Non-Seller Subsidiary (as defined in Section 2.1(b)); and
     (n) any other Liability that is not an Assumed Liability.

     1.5 Consideration.
     (a) Closing Payment. As consideration in full for the acquisition of the Assets from Sellers, Buyer is assuming the Assumed Liabilities, and Buyer is paying Sellers the aggregate sum of $55,805,000 plus the allowance (the “Severance Allowance”) set forth in Section 1.5(b) (collectively, the “Purchase Price”), to be paid at Closing by wire transfer of immediately available funds to the account or accounts specified in Schedule 1.5(a) (which Sellers will provide at least 3 days before the Closing Date). Parent guarantees the payments of any amounts owed by Buyer and any performance of Buyer’s obligations under this Agreement.
     (b) Severance Allowance. At the Closing, as part of its certificate delivered pursuant to Section 5.1(s), Citadel will certify (for which certification Citadel may rely, in part, on Parent’s delivery of an updated Schedule 4.9(a) at Closing) as to: (A) which employees of each Seller are Non-Transferred Employees (as defined in Section 4.9(a)), and (B) the aggregate change of control, severance, tax gross-up, option exercise price payments and other termination payments any Citadel Party will be obligated to pay such Non-Transferred Employees upon consummation of the transactions contemplated herein (“Change of Control Payments”). As part of the Purchase Price, Buyer will pay the lesser of the Change of Control Payments and $345,000. Notwithstanding the foregoing, (i) Buyer will not be required to make any payment with respect to a Non-Transferred Employee unless such Non-Transferred Employee is listed on Schedule 1.5(b) and (ii) the amount allocated to any individual Non-Transferred Employee will not exceed the amount set forth opposite such individual’s name on Schedule 1.5(b).
     (c) Post-Closing Payment.
     (i) At least seven days prior to the Closing, Sellers will provide Parent with Sellers’ estimate of the Op Ex Amount (as defined below) and the Cash Amount (as defined below) (the “Initial Estimate”). Included as part of the Initial Estimate will be (A) a detailed description of all cash, check, wire transfer or similar receipts or other payments (“Cash Payments”) and related Cash Amounts (as defined below) received by a Seller between August 1, 2006 and the Closing Date (estimated for the two weeks that precede the Closing Date), (B) a calculation of the Op Ex Amount, (C) a calculation of the Op Ex Reimbursement (as defined below), (D) an indication on a detailed basis whether such payments should be included in the Cash Amount or not, (E) an indication whether any such Cash Payment was made in respect of a Factored Account (as defined below), and, if so, an explanation for the basis of the calculation of the related Cash Amount, and (F) for all such Cash Payments that are not included in the Cash Amount, an explanation for why such Cash Payments should be so excluded.
     (ii) On the Closing Date, the Sellers will provide Parent with (x) an update of the Initial Estimate through the Closing Date, which will include an update of the matters identified in Section 1.5(c)(i)(A)-(F) through the Closing Date (the “Final Estimate”), and, (y) attached thereto, a certification, signed by a senior officer of Citadel, that to the Knowledge (as defined in Section 9.13(d)) of the Citadel Parties such Final Estimate is true and correct in all respects.
     (iii) If the Cash Amount exceeds the Op Ex Amount, then Citadel shall as promptly as is commercially reasonable pay Buyer an amount equal to the difference between the Cash Amount and the Op Ex Amount. If the Op Ex Amount exceeds the Cash Amount, Buyer shall pay Sellers an aggregate amount equal to the difference between the Op Ex Amount and the Cash Amount (the “Op Ex Reimbursement”).
     (iv) If (x) the Final Estimate shows that there is an Op Ex Reimbursement, (y) Sellers have complied with Section 1.5(c)(i)-(ii) and (z) the Citadel CEO executes and delivers to Buyer and Parent a Guaranty of payment in the form attached hereto as Exhibit F (the “Guaranty”), then Buyer shall make such payment within five days of (A) the delivery to Parent of the Final Estimate, in final complete form, (B) the delivery to Parent of the related certification described in Section 1.5(c)(ii) and (C) the execution and delivery to Parent and Buyer of the Guaranty by the Citadel CEO; provided, however, if, as a result of the progress of Parent’s Audit (as defined below) through the date such payment is due, Parent believes that the Op Ex Reimbursement set forth in the Final Estimate is inaccurate, Buyer shall be entitled to reduce such payment by the amount of such inaccuracy. If the conditions set forth in this Section 1.5(c)(iv) are not met, Buyer shall make such payment as promptly as is commercially reasonable upon completion of the Audit (as defined in below) (and subject to the conclusions of such Audit). If the Op Ex Reimbursement is made before the completion of the Audit, it is referred to herein as the “Estimated Op Ex Reimbursement Payment.”
     (v) Following the Closing, Parent will conduct an audit to determine the Op Ex Amount, the Cash Amount and the Op Ex Reimbursement (if any) (the “Audit”). Each Citadel Party agrees to cooperate in all respects with the Audit and to provide any information that Parent requests in connection with the Audit, and if the Citadel Parties so cooperate and provide such information promptly, Parent will complete the Audit within 30 days following the Closing Date. Upon completion of the Audit, Parent will promptly deliver to Citadel a summary of the Audit, including detail regarding Parent’s determination of the Op Ex Reimbursement and Parent’s assessment of the determinations set forth in the Final Estimate. The Citadel Parties shall have five (5) business days (excluding the day received) to object in writing to the results of the Audit which objection must specify the nature of the objection in detail, and if no such objection is made, the results of the Audit shall be deemed accepted by all Seller Parties and shall be, absent manifest error, binding upon the parties. If the Citadel Parties object to the results of the Audit, Citadel and Parent shall attempt in good faith to resolve any objection within 5-business days. In the event the parties are unable to resolve their differences within said 5-business day period, Parent shall select a firm of certified public accountants reasonably acceptable to Citadel (which shall be one of Grant Thornton LLP or BDO Seidman, LLP) to determine the Op Ex

Amount, the Cash Amount and the Op Ex Reimbursement (if any), whose determination shall be, absent manifest error, final and binding on the parties (such arbitration is the “Op Ex Arbitration”). Each of Parent and Citadel shall pay one-half of the costs of the Op Ex Arbitration.
     (vi) If (x) Citadel has made a payment pursuant to Section 1.5(c)(iii), and (y) following the Audit (or the Op Ex Arbitration, if applicable), Parent concludes that Citadel did not pay the correct amount, then (A) if Citadel paid Parent a greater amount than Parent concludes was required, Parent shall pay Citadel the difference promptly, and (B) if Citadel paid Parent a lesser amount than Parent concludes was required, Citadel shall pay Buyer the difference promptly upon receipt of notice thereof.
     (vii) If an Estimated Op Ex Reimbursement Payment made pursuant to Section 1.5(c)(iv) is more than the Op Ex Reimbursement, as determined by Parent in connection with the Audit (or as determined in connection with the Op Ex Arbitration, if applicable), then Parent will give notice of such shortfall (the “Op Ex Shortfall”) to the Citadel Parties. The Citadel Parties agree, jointly and severally, to reimburse Buyer for the Op Ex Shortfall within 3 days of receipt of such notice. If Buyer does not receive such payment within such 3-day period, Buyer may collect the Op Ex Shortfall pursuant to the Guaranty, and if Buyer does receive such payment within such 3-day period, the Guaranty will terminate. In addition, if within 10 days following completion of the Audit (or within 10 days following completion of the Op Ex Arbitration, if applicable), Parent does not deliver notice of an Op Ex Shortfall to the Citadel Parties, then the Guaranty will terminate.
     (viii) “Op Ex Amount” shall mean the amount determined by: (1) multiplying the number of full calendar months that elapse between August 1, 2006 and the Closing Date by $1.7 million and (2) adding a pro-rated portion of $1.7 million based upon the number of days elapsed in the calendar month during which the Closing occurs through the day immediately before the Closing Date divided by the total number of days in such calendar month.
     (ix) “Cash Amount” shall mean an amount equal to the aggregate dollar amount of any Cash Payments received by a Citadel Party from any direct or indirect customer billings and invoices between August 1, 2006 and the Closing Date; provided, however, for any cash received with respect to a Factored Account (as defined below), the amount credited as a Cash Amount for purposes hereof shall be the face amount of the Factored Account (and not the lesser amount of cash received from the Factor). “Factored Accounts” are accounts receivable or other billings factored or sold pursuant to the Factoring Agreement.
     (x) Each Seller hereby represents that it has billed and invoiced during the period from July 1, 2006 until August 1, 2006 in a manner consistent with its historical practices.

     1.6 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Hughes & Luce LLP, 1717 Main Street, Suite 2800, Dallas, Texas 75201, or via Federal Express, emailed pdf signature pages and/or facsimile, as agreed by the parties, at 10:00 a.m. local time on the first business day that is commercially practicable after all conditions to Closing have been satisfied or waived in writing, but in any case, provided such conditions have been satisfied, no later than five business days following the completion of the Stockholder Approval (as defined in Section 5.1(i)) at the Citadel Stockholders’ Meeting (as defined in Section 4.12(a)) (such date and time of closing being herein called the “Closing Date”). The Closing will be deemed to be effective for purposes of this Agreement as of 10:00 a.m. local time on the Closing Date (the “Effective Time”).
     1.7 Closing Deliveries. At the Closing,
     (a) Buyers will pay the Purchase Price to Sellers;
     (b) Sellers will endorse and deliver to Buyer any certificates of title necessary to effect or record the transfer of any Assets for which ownership is evidenced by a certificate of title (each of which is listed on Schedule 1.7(b));
     (c) Sellers will execute and deliver to Buyer a Bill of Sale conveying the Assets to Buyer, in the form attached hereto as Exhibit G;
     (d) Sellers and Buyer will execute and deliver to each other an Assignment of Patents conveying the Seller Patents included within the Assets, in the form attached hereto as Exhibit H1 and an Assignment of Patent Applications conveying the patent applications included within the Assets in the form attached hereto as Exhibit H2;
     (e) Sellers and Buyer will execute and deliver to each other an Assignment of Marks conveying the Seller Marks included within the Assets, in the form attached hereto as Exhibit I;
     (f) Sellers and Buyer will execute and deliver to each other an Assignment of Copyrights conveying the Seller Copyrights included within the Assets, in the form attached hereto as Exhibit J;
     (g) Sellers and Buyer will execute and deliver to each other an Assignment of Intellectual Property conveying the Intellectual Property included within the Assets other than Listed Intellectual Property (as defined in Section 2.16(a)), in the form attached hereto as Exhibit K;
     (h) Buyer and Sellers will execute and deliver to each other an Assignment and Assumption Agreement evidencing the assumption by Buyer of the Assumed Liabilities, in the form attached hereto as Exhibit L;
     (i) Buyer will execute and deliver an assumption agreement in the form attached hereto as Exhibit M pursuant to which Buyer assumes indemnification obligations under Citadel’s engagement letter with ThinkEquity Partners LLC;

     (j) Buyer and Sellers will execute and deliver an Assignment of Domain Names, in the form attached hereto as Exhibit N;
     (k) the Sellers will execute and deliver to Buyer such other assignments, releases, consents to assignment and other instruments of sale, conveyance, assignment, assumption and transfer satisfactory in form and in substance to Buyer as reasonably requested by Buyer in order to convey to Buyers all right, title and interest in and to the Assets in the manner provided for in this Agreement;
     (l) Sellers will deliver to Buyer the originals or copies of all of Sellers’ books, records, ledgers, disks, proprietary information and other data included within the Assets and all other written or electronic depositories of information relating to the Assets and the Business, including a “snap shot” copy in a format reasonably requested by Buyer of all data stored by Sellers using Sellers’ Softrax software; and
     (m) the Buyers and the Sellers will execute and deliver the documents required to be delivered by each of them pursuant to Article V.
     1.8 Further Assurances. At or after the Closing, and without further consideration, the Sellers will execute and deliver to Buyer such further instruments of conveyance and transfer, and take such other action, as Buyer may reasonably request in order more effectively to convey and transfer the Assets to Buyer and to put Buyer in operational control of the Assets and the Business, for aiding, assisting, collecting and reducing to possession any of the Assets and exercising rights with respect thereto or for fulfilling the obligations of the Sellers pursuant to Section 4.10.
     1.9 Allocation of Purchase Price. Within 20 days after the Closing Date, Buyer will provide to the Sellers a proposed allocation of the Purchase Price. If the Sellers disagree with any aspect of the proposed allocation, the Sellers shall, within 15 days after receipt thereof, furnish to Buyer a written statement of such disagreement, together with the reasons therefor. If, within such 15 day period, Buyer does not receive such a written statement of disagreement from the Sellers, the Sellers shall be deemed to have accepted the proposed allocation and the proposed allocation shall be final and binding upon the Sellers. If Buyer does receive such a written statement of disagreement from the Sellers within such 15 day period, then within 10 days of such receipt the Sellers and Buyer shall discuss in person, by telephone, or by videoconference, their disagreement in order to attempt to resolve it through good faith negotiations. If the Sellers and Buyer are unable to resolve their disagreement within 20 days after receipt by Buyer of the written statement of disagreement from the Sellers, the disagreement shall be submitted for determination to a mutually agreed upon independent nationally recognized accounting firm (the “Accountant”), which determination, absent manifest error, shall be final and binding upon the Sellers and Buyer and not subject to appeal. Such determination by the Accountant shall be made in accordance with this Agreement. The expenses incurred due to retention of the Accountant in making such determination shall be borne equally by the Sellers and Buyer.

ARTICLE II
Representations and Warranties of the Sellers
     Except as set forth in the Schedules in a response that corresponds to the Section numbers identified below, each of the Citadel Parties hereby jointly and severally represents and warrants to Buyer as follows as of the date hereof and, by delivery of the certificate identified in Section 5.1(s), as of the date of Closing:
     2.1 Organization.
     (a) Citadel is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Citadel Sub is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Canberra LLC is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and Canberra LP is a Texas limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas. Canberra LLC owns no assets (other than limited partnership interest in Canberra LP) and operates no business other than the ownership of such interest. Citadel owns, directly or indirectly, all of the outstanding equity, membership and voting interests in each Seller and in Canberra LLC. Each of the Citadel Parties has full power to own its properties and to conduct its business as presently conducted. Each of the Sellers, Canberra LLC and each of the Non-Seller Subsidiaries (as defined in Section 2.1(b)) (collectively, the “Citadel Entities”) is duly authorized, qualified or licensed to do business and is in good standing in each state or other jurisdiction in which the Business as presently conducted makes such qualification necessary except where the failure to be so qualified would not, individually or in the aggregate, constitute a Material Adverse Change (as defined in Section 2.7(a)) or a Material Event (as defined below). Each Citadel Party is required to be qualified to do business as a foreign entity in the jurisdictions set forth in Schedule 2.1, and each Citadel Party is so qualified in such applicable jurisdictions except where the failure to be so qualified would not, individually or in the aggregate, constitute a Material Adverse Change or a Material Event. Set forth in Schedule 2.1 is a list of all assumed names, DBAs or fictitious names under which each Citadel Entity operates and all jurisdictions in which any of such assumed names is registered. “Material Event,” for purposes of this Agreement, means any event, action or omission that (i) has resulted in (or can reasonably be expected to result in) damage to, or reduction of value in, the Assets or the Business that exceeds $30,000, (ii) that requires the consent, authorization or approval of a third party or Governmental Body (as defined in Section 2.5), in connection with the transactions contemplated hereby, that, but for such event, action or omission, would not have been required, or (iii) that materially and adversely affects (or can reasonably be expected to materially and adversely affect) Seller’s ownership of or rights in the Seller Intellectual Property.
     (b) Other than Citadel Sub, Canberra LP and Canberra LLC, the following are the only direct or indirect subsidiaries of Citadel: Kent-Marsh Ltd., Inc., a Texas Corporation; Astonishing Developments, Inc., a Texas corporation; Danasoft, Inc., a Delaware corporation; and Citadel Computer Systems Acquisition, Inc. (f/k/a LSHC Acquisition

Corp.), a Delaware corporation (the “Non-Seller Subsidiaries”), and no Seller has any other subsidiaries or owns any direct or indirect equity or debt interest or any form of proprietary interest in any other Person, or any obligation, right or option to acquire (including by conversion) any such interest.
     2.2 Authority.
     (a) Each Citadel Party has all requisite power, authority and capacity to execute, deliver and perform under this Agreement and the other agreements, certificates and instruments to be executed by such Citadel Party in connection with or pursuant to this Agreement (collectively, the “Seller Documents”). Subject only to the approval of the Stockholder Approval Matters (as defined in Section 4.11(a)) by the stockholders of Citadel as described in Section 2.2(b), the execution, delivery and performance by each Seller of each Seller Document to which it is a party has been duly authorized by all necessary action on the part of such Seller. In connection with the foregoing, the Board of Directors of Citadel has unanimously, as of the date hereof (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Citadel and its stockholders, and (ii) adopted this Agreement in accordance with the provisions of applicable Law and Citadel’s certificate of incorporation and bylaws. This Agreement has been, and at the Closing the other Seller Documents will be, duly executed and delivered by each Citadel Party (to the extent each is a party thereto). This Agreement is, and, upon execution and delivery at the Closing, each of the other Seller Documents will be a legal, valid and binding agreement of each Citadel Party (to the extent it is a party thereto), enforceable against each Citadel Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity).
     (b) The affirmative vote of the holders of at least a majority of the outstanding shares of Citadel’s common stock are the only votes of holders of any shares of the capital stock of Citadel necessary to approve the Stockholder Approval Matters at the Citadel Stockholders’ Meeting (as defined in Section 4.12(a)).
     2.3 Title to Assets.
     (a) (i) Set forth in Schedule 2.3(a)(i) is a complete list of each tangible Asset of any Seller; and (ii) set forth on Schedule 2.3(a)(ii) is a complete and detailed list of the street address of all real property leased by any Seller or otherwise used in connection with the Business (the “Real Property”) along with the rent obligations over the terms of the underlying leases and the leasehold improvements associated with each piece of such Real Property. Set forth in Schedule 2.3(a)(iii) is a list of all of the assets of Sellers other than the Assets (collectively, the “Excluded Assets”). The Assets, together with the Excluded Assets, constitute all of the assets of Sellers that are used in, generated by or associated with the Business. The Assets, together with the Excluded Assets, constitute all assets necessary to carry on the Business as currently conducted. No Non-Seller Subsidiary has any customers, owns any license, intellectual property, permit, material asset or any asset used in, generated by or associated with the Business. No Non-Seller Subsidiary is a party to or a beneficiary of any material agreement or any agreement related to or associated with the Business. Substantially all of the assets (tangible and intangible) of each of the Non-Seller Subsidiaries were validly transferred to Citadel effective in May 2002. No Citadel Entity owns any real property, nor has any Citadel Entity ever owned any real property. No Citadel Entity owns or leases any motor vehicles.
     (b) Each Citadel Party has good and marketable title to all of the Assets it owns, or purports to own, and a valid leasehold interest in all leased assets included within the Assets, free and clear of any Liens (as defined in Section 9.13(g)), other than Permitted Liens (as defined in Section 9.13(j)). The execution and delivery of the Seller Documents by the Sellers at the Closing will convey to and vest in Buyer good and marketable title to the Assets, free and clear of any Liens. The Assets, including any Assets held under leases or licenses: (i) are in good condition and repair, ordinary wear and tear excepted; and (ii) are in good working order and have been properly and regularly maintained. There is no default by any Citadel Entity or, to the Knowledge of the Citadel Parties, any landlord under any lease of the Real Property, and to the Knowledge of the Citadel Parties, no event has occurred and no condition exists which, with notice or given the passage of time, or both, would constitute a default by any party under such leases.
     2.4 No Violation. Except as described in Schedule 2.4, neither the execution or delivery of the Seller Documents nor the consummation of the transactions contemplated thereby, including the sale of the Assets to Buyer, will conflict with or result in the breach of any term or provision of, require consent or violate or constitute a default under (or an event that with notice or lapse of time or both would constitute a breach or default), or result in the creation of any Lien on the Assets pursuant to, or relieve any Person of any obligation to any Citadel Entity or give any Person the right to terminate or accelerate any obligation under, any charter provision, bylaw, Permit (as defined in Section 2.11) or Law to which any Citadel Entity is a party or by which any Citadel Entity or any of the Assets or the Business is in any way bound or obligated.
     2.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental or quasi-governmental agency, authority, commission, board or other body (collectively, a “Governmental Body”) is required on the part of any Citadel Entity in connection with the sale and purchase of the Assets or any of the other transactions contemplated by this Agreement, except (a) as required in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the filing of, and clearance of any SEC comments to, the Proxy Statement (as defined in Section 4.11(a)) with the SEC (as defined in Section 2.6(a)) in accordance with the Exchange Act (as defined in Section 2.6(a)), (c) the approval of Citadel’s stockholders as solicited thereby, (d) the consents listed in Schedule 2.5, and (e) notice filings with Governmental Bodies which are necessary to effect the transfer of the Intellectual Property included within the Assets and which may be made following the Closing Date.

     2.6 SEC Filings; Seller Financial Statements.
     (a) Citadel has made available to Buyer (through reference to documents filed by EDGAR or otherwise) accurate and complete copies of all reports or registration statements filed by it with the U.S. Securities and Exchange Commission (“SEC”), all in the form so filed (as amended to date, the “Seller SEC Reports”). As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the filing date of such amending or superseding filing), the Seller SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Seller SEC Reports and, (ii) to the Knowledge of Citadel Parties, did not, at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a Seller SEC Report filed prior to the date of this Agreement.
     (b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Seller SEC Reports (the “Financial Statements”), including each Seller SEC Report filed after the date hereof until the Closing, as of their respective filing dates, (i) complied, or, as to future Seller SEC Reports, will comply, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared or, as to future Seller SEC Reports, will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 10-QSB as applicable at the time under the Exchange Act) and (iii) fairly presented, or as to future Seller SEC Reports, will fairly present the financial position of Citadel as of the respective dates thereof and the results of Citadel’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Citadel contained in Citadel’s Form 10-Q for the quarter ended June 30, 2006 (the “Latest Balance Sheet Date”) as filed with the SEC is hereinafter referred to as the “Latest Balance Sheet.”
     (c) Except as disclosed in the Latest Balance Sheet or in Schedule 2.6(c), no Citadel Entity has any Liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Citadel Entities taken as a whole, except for (i) liabilities incurred since the Latest Balance Sheet Date in the Ordinary Course of Business that are not, individually or in the aggregate, material to the Citadel Entities and (ii) liabilities incurred pursuant to this Agreement or the Seller Documents.
     (d) All accounts receivable reflected in the Latest Balance Sheet or included in the Assets are fully collectible in the Ordinary Course of Business, without resort to litigation, at the face amount thereof less any reserve reflected in the Latest Balance Sheet, and will not be subject to counterclaim, set-off or other reduction.
     (e) Citadel has heretofore furnished to Buyer a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Citadel with the SEC pursuant to the Securities Act or the Exchange Act.
     2.7 Business Changes. Since the Latest Balance Sheet Date, each Seller has operated the Business in the Ordinary Course of Business, and except as set forth in Schedule 2.7 or as contemplated by this Agreement, there has not been:
     (a) any material adverse change in the condition of the Citadel Entities, taken as a whole (financial or other) or the business, assets, properties or results of operations of the Citadel Entities, taken as a whole, or any actions, omissions or events that, individually or in the aggregate, materially and adversely affects the ability of the parties hereto to consummate the transactions contemplated hereby (a “Material Adverse Change”);
     (b) any revaluation by a Seller of any of the Assets, including the writing down or off of notes or accounts receivable, other than in the Ordinary Course of Business;
     (c) any entry by a Citadel Entity into any material commitment or transaction, including incurring or agreeing to incur capital expenditures in excess of, or any entry into any lease obligations with aggregate payments in excess of, $20,000, individually or $60,000 in the aggregate;
     (d) any breach or default (or event that with notice or lapse of time would constitute a breach or default), termination or threatened termination under any Business Contract or amendment to such Business Contract in any manner adverse to a Seller, or any acceleration of any obligations thereunder, if and to the extent any such events would, individually or in the aggregate, constitute a Material Event;
     (e) any changes by a Citadel Entity in its accounting methods, principles or practices;
     (f) except as contemplated in this Agreement, any increase in the benefits under, or the establishment or amendment of, any Employee Benefit Plan (as defined in Section 2.13(a)), or any increase in the compensation payable or to become payable to any director, manager, officer or employee of a Seller, except for annual merit increases in salaries or wages in the Ordinary Course of Business;
     (g) as of the date hereof, the termination of employment (whether voluntary or involuntary) of any employee of a Seller;
     (h) any theft, condemnation or eminent domain proceeding or any damage, destruction or casualty loss affecting any asset of a Citadel Entity, whether or not covered by insurance, if any such events would, individually or in the aggregate, constitute a Material Event;
     (i) any sale, assignment, lease or transfer (other than within any Citadel Entity’s organization or between Citadel Entities) of any asset, except in the Ordinary Course of Business;
     (j) any waiver by a Citadel Entity of any material rights related to the Business or the Assets;
     (k) any mortgage, pledge or other encumbrance of any Asset, other than Permitted Liens;
     (l) any notice received by any Citadel Entity of any claim or potential claim of ownership by any Person other than a Seller of the Intellectual Property, or of infringement by a Citadel Entity or the Business of any other Person’s intellectual property rights;
     (m) any declaration, setting aside or payment of any dividend by a Citadel Entity, or the making of any other distribution in respect of the capital stock of a Citadel Entity, or any direct or indirect redemption, purchase or other acquisition by a Citadel Entity of its own capital stock other than pursuant to the Preferred Holder Agreement;
     (n) any labor trouble or claim of unfair labor practices involving a Citadel Entity;
     (o) any loss, or any known development that could reasonably be expected to result in a loss, of any significant supplier, customer, distributor or account of a Seller;
     (p) [intentionally omitted];
     (q) any agreement or understanding by a Citadel Entity or their respective employees, agents or Affiliates to do or resulting in any of the foregoing (other than negotiations with Parent and Buyer and their representatives regarding the transactions contemplated by this Agreement or the Seller Documents); or
     (r) any other transaction, agreement or commitment entered into or affecting the Business or the Assets by a Citadel Entity, except in the Ordinary Course of Business or that otherwise, individually or in the aggregate, is not a Material Event and would not reasonably be expected to result in a Material Adverse Change.
     2.8 Taxes.
     (a) Except as set forth in Schedule 2.8(a), all federal, state, local and other Tax returns, notices and reports (including income, property, sales, use, franchise, withholding, single business, social security and unemployment Tax returns) required to be filed by any Citadel Entity have been accurately prepared and duly and timely filed, and all Taxes required to be paid with respect to the periods covered by any such returns have been timely paid (including any Taxes owed on behalf of any third Person). There are no liens for Taxes (other than for Permitted Liens) upon the assets of the Citadel Entities.
     (b) No Tax deficiency has been proposed or assessed against any Citadel Entity, and no Citadel Entity has executed any waiver of any statute of limitations on the assessment or collection of any Tax. Except as set forth in Schedule 2.8(b), no Tax audit, action, suit, proceeding, investigation or claim is now pending or, to the Knowledge of the Citadel Parties, threatened against any Citadel Entity, and no issue or question has been raised (and is currently pending) by any taxing authority in connection with any Citadel Entity’s Tax returns or reports.
     (c) The provision for Taxes in the Latest Balance Sheet is sufficient as of the Latest Balance Sheet Date for the payment of any accrued and unpaid Taxes of any nature and, since the Latest Balance Sheet Date, no Citadel Entity has incurred Taxes other than in the Ordinary Course of Business. Consummation of the transactions contemplated by this Agreement will not cause any Citadel Entity to incur any U.S. federal Tax liability other than federal alternative minimum Tax of Citadel; which Citadel will promptly pay when due, and (assuming the Closing occurs on or before December 31, 2006) to the Knowledge of the Canberra Parties, consummation of the transactions contemplated by this Agreement will not cause any Citadel Entity to incur any other Tax liability other than in amounts that would not reasonably be expected to constitute a Material Event or result in a Material Adverse Change.
     (d) Each Citadel Entity has withheld or collected from each payment made to each of its employees and other payees the full amount of any and all Taxes required to be withheld or collected therefrom and has paid the same to the proper Tax receiving officers or authorized depositaries.
     (e) Except as described in Schedule 2.8(e), no Citadel Entity has any obligation or liability for the payment of Taxes of any other Person, including but not limited to the following: a liability for the payment of any Tax arising (i) as a result of being a member of any affiliated group pursuant to Treasury Regulation Section 1.1502-6 or otherwise, (ii) as a result of any expressed or implied obligation to indemnify another Person and (iii) as a result of assuming or succeeding to the Tax liability of any other Person as a successor, transferee or otherwise.
     (f) Buyer will not be responsible for any Tax that arises out of or results from the sale of the Assets to the Buyer hereunder, the operation of the Assets by Sellers prior to the Closing or any other transaction or activity of any Citadel Entity.
     (g) “Tax” or “Taxes” means any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including: (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes; (ii) customs, duties, imposts, charges, levies or other similar assessments of any kind; and (iii) interest, penalties and additions to tax imposed with respect thereto.
     2.9 Litigation.
     (a) Except as described in Schedule 2.9, there are currently no pending or, to the Knowledge of the Citadel Parties, threatened lawsuits, administrative proceedings or reviews, or formal or informal complaints or investigations or inquiries (including grand jury subpoenas) (collectively, “Litigation”) by any individual, corporation, partnership, Governmental Body or other entity (collectively, a “Person”) against any Citadel Entity that, individually or in the aggregate, constitutes a Material Event or would reasonably be expected to constitute a Material Adverse Change.
     (b) Except as described in Schedule 2.9, no Citadel Entity is subject to or bound by any currently existing judgment, order, writ, injunction or decree that relates in any way to the Business or the Assets that, individually or in the aggregate, constitutes a Material Event or would reasonably be expected to result in a Material Adverse Change.
     2.10 Compliance with Laws. Except as described in Schedule 2.10, each Citadel Entity is currently complying with and has at all times complied with each applicable statute, law (including common law), ordinance, decree, order, rule or regulation of any Governmental Body applicable to such Citadel Entity or the Business as conducted by such Seller (collectively, “Laws”), except such non-compliances that, individually or in the aggregate, do not constitute a Material Event and cannot reasonably be expected to result in a Material Adverse Change. Except as described in Schedule 2.10, no Citadel Entity has received any notice of violation from any Governmental Body with respect to any Law.
     2.11 Permits. Each Seller owns or possesses from each appropriate Governmental Body all right, title and interest in and to all permits, licenses, authorizations, approvals, quality certifications, franchises or rights (collectively, “Permits”) issued by any Governmental Body that are necessary to conduct the Business, except such Permits, the absence of which, individually or in the aggregate, is not a Material Event and cannot reasonably be expected to result in a Material Adverse Change. Each Permit is described in Schedule 2.11, and the Permits described on Schedule 2.11(a), to the extent assignable (as updated pursuant to Section 4.3) (the “Assumed Permits”) are included within the Assets. The Permits identified on Schedule 2.11(b) (as updated pursuant to Section 4.3) are “Excluded Permits” and are Excluded Assets. No loss or expiration of any such Assumed Permit is pending or, to the Knowledge of the Citadel Parties, threatened or reasonably foreseeable, other than expiration in accordance with the terms thereof of such Assumed Permits that may be renewed in the Ordinary Course of Business without lapsing.
     2.12 Employee Matters.
     (a) Set forth in Schedule 2.12(a) is a complete list of all current employees, as of the date of this Agreement, all of whom (except to the extent indicated on Schedule 2.12(a)) are Active Employees (as defined in Section 9.13(a)), of each Seller, which

Schedule 2.12(a) includes the following additional information with respect to each such Employee: (i) date of employment, (ii) current title, (iii) all forms of compensation (broken out by type) including salary, bonus payments, membership dues, rights to company aircraft or fractional transitional interests in aircraft, benefits (i.e. life insurance policies), automobile use, leases or payments, car allowances, travel allowances, housing allowances and other perquisites, (iv) date of last promotion and (v) date and amount of last increase in compensation. No update to Schedule 2.12(a) required pursuant to Section 4.3 shall be deemed to be a breach of this Section 2.12(a) of Agreement.
     (b) No Citadel Entity has any collective bargaining, union or labor agreements, contracts or other arrangements with any group of employees, labor union or employee representative and, to the Knowledge of the Citadel Parties, there is no organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of any Citadel Entity. No Citadel Entity has experienced, and, to the Knowledge of the Citadel Parties, there is no basis for, any strike, material labor dispute, work stoppage, slow down or other interference with or impairment of the Business.
     (c) Except as set forth in Schedule 2.12(c), no Citadel Entity is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for a Citadel Entity or amounts required to be reimbursed to such employees. No Citadel Entity has received any notice indicating that any of its employment policies or practices are currently being audited or investigated by any Governmental Body. There are no charges or claims made to a Citadel Entity or, to the Knowledge of the Citadel Parties made to any Governmental Body, from employees of a Citadel Entity regarding the terms or conditions of their employment, including, claims or charges of employment discrimination, sexual harassment or unfair labor practices, nor any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending or, to the Knowledge of the Citadel Parties, threatened against or involving a Citadel Entity.
     (d) To the Knowledge of the Citadel Parties, each Citadel Entity is, and at all times has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986.
     (e) To the Knowledge of the Citadel Parties, each Citadel Entity is, and at all times has been in compliance with the requirements of Executive Order 11246, the Rehabilitation Act of 1873, the Vietnam Veterans Readjustment Act and the Fair Labor Standards Act.
     (f) No Citadel Entity has ever implemented any plant closing or mass layoff of employees in violation of the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local law or regulation, and no layoffs that would implicate such laws or regulations are currently contemplated as of the date hereof by any Citadel Entity.
     (g) Each Citadel Entity has complied with all garnishment of wages required by any Governmental Body or applicable Law.

     (h) No Non-Seller Subsidiary has any employees.
     2.13 Employee Benefit Plans; Change of Control Benefits.
     (a) Set forth in Schedule 2.13(a) is a complete and correct list of all “Employee Benefit Plans.” The term “Employee Benefit Plans” means: (a) any “multiemployer plans” as that term is defined in Section 4001 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any “employee benefit plan” within the meaning of Section 3(3) of ERISA that are subject to Title IV of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the “Code”), which a Citadel Entity or any other entity under common control with a Citadel Entity (an “ERISA Affiliate”), as determined under Section 414(b), (c) or (m) of the Code, has maintained, contributed to or been required to contribute to at any time within the six (6) year period immediately prior to the Closing Date or with respect to which a Citadel Entity or any ERISA Affiliate has any liability; and (b) all plans or policies providing for fringe benefits (including vacation, sick pay, PTO, paid holidays, personal leave, employee discounts, educational benefits or similar programs) and each other bonus, incentive compensation, deferred compensation, profit sharing, severance, retirement, health, life, disability, group insurance, employment, equity plan, award or arrangement (such as an option plan, stock, restricted stock, stock options, stock purchase, stock appreciation right or performance share), supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified, currently effective or terminated), which provides benefits, or describes policies or procedures applicable, to any employee of any of the Citadel Entities or any dependent thereof. Citadel Parties have provided to Buyer a true and complete copy of each Employee Benefit Plan and all amendments thereto and the most recently disseminated summary plan description and an explanation of any material plan modifications made after the date thereof. Except as set forth in Schedule 2.13(a), Citadel Entities have no formal plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plan or modify or change any existing Employee Benefit Plan that would affect any employee of a Citadel Party, or any dependent or beneficiary thereof.
     (b) Buyer will not assume sponsorship or adoption of any Employee Benefit Plans of any Citadel Party or take on any Liability relating to any Employee Benefit Plans of any Citadel Party except as otherwise expressly stated in this Agreement.
     (c) Schedule 2.13(c) sets forth all severance or change of control “single trigger” or “double trigger” benefits a Citadel Party may or will owe an employee or service provider as a result of (i) an involuntary or constructive termination of such Person, (ii) the consummation of the transactions contemplated hereby or (iii) any combination of the foregoing. Schedule 2.13(c) includes detail regarding (w) the dollar payments (including good faith estimates of any tax gross-ups) that may or will be owed to any such Person, (x) any vesting acceleration that such Person may or will receive, (y) any other benefits such Person may or will receive (such as access to health plans) and (z) whether any such payments will be subject to taxation under 280G of the Code and, if so, the amount of such payment.

     (d) Any plan sponsored by any Seller providing for the deferral of compensation within the meaning of Code Section 409A has been operated and administered in good faith compliance in all material respects with the requirements of Section 409A of the Code and Internal Revenue Service Notice 2005-1 or the proposed regulations issued by the Internal Revenue Service and U.S. Department of Treasury under Section 409A of the Code on September 29, 2005.
     2.14 Business Contracts.
     (a)
     (i) The Annexes to Schedule 2.14(b) entitled “Data Room Folder 8.1 Contracts,” “Data Room Folder 8.11 Contracts” and “Citadel Software Licenses,” collectively, the “Listed Business Contracts Annexes”) collectively list each vendor, customer, sales, distribution, reseller, licensing (including open-source licensing and including all Intellectual Property Licenses-In, as defined in Section 2.16), royalty, supplier, contractor, OEM, outsourcing, independent contractor, teaming, marketing or similar agreement (whether written or oral and including all amendments thereto) to which any Citadel Party is a party or a beneficiary or by which any Citadel Party or any of the Assets is bound or otherwise obligated (collectively, the “Listed Business Contracts”).
     (ii) Schedule 2.14(a)(ii) lists all real estate leases to which a Citadel Party is a party and all agreements evidencing, securing or otherwise relating to any indebtedness for borrowed money for which any Citadel Party is, directly or indirectly, liable (the “Leases/Loan Agreements”).
     (iii) The Listed Business Contracts and the Leases/Loan Agreements, along with any other agreement or contract to which any Citadel Party is a party or a beneficiary or by which any Citadel Party or any of the Assets is bound or otherwise obligated, are collectively referred to herein as the “Business Contracts.”
     (b) The Listed Business Contracts Annexes identify which of the Listed Business Contracts (i) require the consent of a third Person to be assigned to Buyer (including the name and address of the Person whose consent is required), (ii) require that notice be given to a third Person in order for such Assumed Business Contract to be assigned to Buyer (including the name and address of the Person who must be notified), (iii) include an exclusivity, exclusive dealing, non-competition, non-solicitation or similar provision binding on a Citadel Party, (iv) include a “most favored nation,” “equally favored nation” or similar provision binding on a Citadel Party, (v) include indemnification obligations binding on a Citadel Party (other than indemnifications of customers or resellers in the Ordinary Course of Business pursuant to which no damages have been paid by a Citadel Party), (vi) provide for the payment of a royalty, license or similar payment by a Citadel Party, (vii) may not be terminated upon less than thirty days notice without payment of a financial penalty equal to or greater than $5,000, (viii) to which a Governmental Body is a party, (ix) include provisions regarding service obligations (other than standard customer support obligations) outstanding (along with a description of the obligations of any Citadel Party thereunder including specific detail regarding the services to be provided, the amount of services to be provided and the remaining term of such agreement, all of which is set forth on Annex 2.14(b)(ix) to Schedule 2.14(b)), (x) include a “future pricing” provision (i.e., a commitment by a Citadel Party to pricing with respect to products or services to be delivered pursuant to future arrangements that can not be changed by such Citadel Party on less than 30 days’ notice), other than future pricing provisions in the Ordinary Course of Business providing limitations on increases in maintenance and support services fees, (xi) include a “future product” provision binding on a Citadel Party (i.e., a requirement that a Citadel Party build, customize or tailor a Seller product for a customer, partner, reseller or other contractual counter-party), other than future product provisions in the Ordinary Course of Business providing for standard upgrades or releases of fixes or patches as part of customary maintenance and support services, (xii) pursuant to which a Citadel Party grants or licenses any Seller Intellectual Property to a third person, other than license (but not outright grants) of Seller Intellectual Property to customers or resellers in the Ordinary Course of Business, or (xiii) are subject to reimbursement or coverage under Hercules SecurePlus, a Hercules Vulnerability Remediation Update Warranty, an American Insurance Group and/or American International Specialty Lines Insurance Company policy or any similar provision for information asset loss and/or the cost of restoring lost data (the “SecurePlus Insurance Coverage”) (Annex 2.14(b)(xiii) to Schedule 2.14(b) lists all customers who have the benefit of the SecurePlus Insurance Coverage, the date on which the remaining obligation to such customers expires and the amount the maximum amount that could be owed to such customers as a result thereof (without giving effect to the benefits of any insurance coverage)).
     (c) Sellers have delivered to Buyer a copy of each written Business Contract and a written, detailed summary of each material term of each oral Business Contract. Except as described in Schedule 2.14(c): (i) each Business Contract is valid, binding and in full force and effect and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity), and each such Business Contract has not expired or terminated in accordance with its terms (as of the date of this Agreement), by act or omission of any party or otherwise; (ii) each Citadel Party has performed all of its obligations under each Business Contract, and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) on the part of such Citadel Party or, to the Knowledge of the Citadel Parties, on the part of any other Person under any Business Contract; (iii) there has been no termination or notice of default or, to the Knowledge of the Citadel Parties, any threatened termination under any Business Contract; and (iv) to the Knowledge of the Citadel Parties, no party to any Business Contract intends to alter its relationship with any Citadel Party as a result of or in connection with the acquisition contemplated by this Agreement.
     (d) Except as set forth in the Listed Business Contracts Annexes or Schedule 2.14(a)(ii), no Business Contract, (i) assuming such Business Contract is an Excluded

Contract and therefore will not be assigned to Buyer in connection herewith, nevertheless requires the consent of a third Person (other than Excluded Consents, as defined below) in connection with the transactions contemplated hereby, (ii) assuming such Business Contract is an Excluded Contract and therefore will not be assigned to Buyer in connection herewith, nevertheless requires that notice (other than Excluded Consents) be given to a third Person in order for the transaction contemplated hereby to be consummated, or (iii) includes provisions pursuant to which a Citadel Party has granted or transferred any Seller Intellectual Property to a third person, other than licenses (but not outright grants) of Seller Intellectual Property to customers or resellers in the Ordinary Course of Business. “Excluded Consents” means any notices, consents or waivers, the absence of which (x) will not result in the imposition or continuance of a Lien on any of the Assets after the Closing, (y) will not adversely affect the operation of the Business after consummation of this Agreement (assuming it is operated in the Ordinary Course of Business), and (z) will not result in a Material Event or a Material Adverse Change.
     2.15 Customers.
     (a) Set forth on Schedule 2.15(a) is a complete list of each customer of a Seller that has accounted for more than $50,000 of customer orders for the year ended December 31, 2005 or more than $30,000 of customer orders for the eight month period ending August 31, 2006 (the “Material Customers”), which list indicates the amount of customer orders attributable to each such Material Customer during the year ended December 31, 2004 and 2005 and during the eight month period ending on August 31, 2006. None of the Material Customers has threatened to a Citadel Party (or, to Citadel’s Knowledge, to any Person), or notified a Citadel Party of any intention to terminate or materially alter its relationship with a Citadel Party. There has been no material change in pricing or pricing structure (other than changes in the Ordinary Course of Business made as a result of changes in commodity prices) with any Material Customer, and there has been no material dispute with a Material Customer, in each case since December 31, 2005.
     (b) No customer from which a Seller received more than $150,000 of customer orders during the year ended December 31, 2005 or more than $100,000 of customer orders during the period ended August 31, 2006 (each, a “Large Customer”) has terminated or reduced its agreement or relationship with the Company or indicated to a Citadel Party that such customer intends to terminate or reduce its agreement or relationship with the Company other than in the Ordinary Course of Business or as contemplated by the terms of the applicable Business Contract related to such Large Customer.
     (c) Set forth on Schedule 2.15(c) is a schedule of sales revenue by Product (as defined in Section 2.16(b)) for the years ended December 31, 2004 and 2005, and for the interim period ending on the Latest Balance Sheet Date.

     2.16 Intellectual Property Rights.
     (a) Schedule 2.16(a) contains a complete and accurate list of all Patents owned by a Citadel Party (“Seller Patents”), Marks owned by a Citadel Party (“Seller Marks”) and Copyrights owned by a Citadel Party (“Seller Copyrights” and, with the Seller Patents and Seller Marks, the “Listed Intellectual Property”). The Listed Intellectual Property together with all other intangible assets of any Citadel Party are, collectively, the “Intellectual Property Assets.” Schedule 2.16(a) contains a complete and accurate list of all third-party licenses of intellectual property rights to the Citadel Parties for use in or with the Products (“Intellectual Property Licenses-In”). Together the Intellectual Property Assets and the Intellectual Property Licenses-In constitute all of the intellectual property that is used in, a constituent part of, or used in the creation of any Product, and constitute all of the intellectual property that is necessary to carry on the Business as currently conducted. The product entitled WinShield version 2.15 is not used in any Citadel Products or otherwise in Citadel’s Business. Except as set forth on Schedule 2.16(a):
     (i) a Seller exclusively owns or possesses adequate and enforceable rights to use, without payment to a third party, all of the Intellectual Property Assets and to use all Intellectual Property Licenses-In necessary for the operation of all material aspects of the Business as currently conducted, free and clear of all Liens other than Permitted Liens;
     (ii) all Seller Intellectual Property Assets are valid and enforceable, and all Seller Patents, Seller Marks and Seller Copyrights which have been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications);
     (iii) there are no pending, or, to the Knowledge of the Citadel Parties, threatened claims against a Citadel Party alleging that any of the operation of the Business, any activity by a Citadel Party or manufacture, sale and/or use of any Product infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Intellectual Property Assets of any Person or entity or that any of the Seller Intellectual Property Assets is invalid or unenforceable;
     (iv) neither the operation of the Business, nor any activity by a Citadel Party, nor manufacture, use and/or sale of any Product infringes on or violates (or in the past infringed on or violated) any Third Party IP Asset, or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Third Party IP Asset, or infringes on or violates (or in the past infringed on or violated) the rights of any Person under any patent;

     (v) each of the former and current employees, and the consultants and contractors of a Seller who have developed or have or have had access to the Sellers’ Intellectual Property Assets or other confidential information, a complete list of which is set forth in Schedule 2.16(a)(v), have executed written instruments with a Seller that (x) assign to a Seller all of such Person’s rights, title and interest in and to any and all Seller Intellectual Property Assets and (y) include confidentiality provisions in favor of a Seller (copies of each such agreement have been provided to Parent) or are otherwise subject to a confidentiality requirement due to fiduciary obligations;
     (vi) to the Knowledge of the Citadel Parties, (A) there is no, nor has there been any, infringement or violation by any Person of any of the Seller Intellectual Property Assets or a Seller’s rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any Person of any of the Seller Intellectual Property Assets;
     (vii) the Citadel Parties have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by a Seller or used or held for use by a Seller in the Business (the “Seller Trade Secrets”), including requiring each Seller employee and consultant and any other Person, in each case with access to Seller Trade Secrets, to execute a binding confidentiality agreement or to otherwise be subject to a confidentiality requirement due to fiduciary obligations or professional responsibility in the case of providers of professional services, copies of which have been provided to Parent and, to the Knowledge of the Citadel Parties, there has not been any breach by any party to such confidentiality agreements;
     (viii) (A) no Citadel Party has directly or indirectly granted any rights, licenses or interests in the source code of the Products (as defined below), and (B) since a Seller developed the source code of the Products, no Citadel Party has provided or disclosed the source code of the Products to any Person or entity;
     (ix) the Products do not contain any “viruses”, “worms”, “time-bombs”, “key-locks” or any other devices that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce in a manner adverse to a Citadel Party or any customer, licensee or recipient;
     (x) Schedule 2.16(a)(x) identifies any and all software (in source or object code form) subject to a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License or any other restrictive license arrangement) (“Open Source Software”) that is incorporated into, integrated or bundled with, linked to or otherwise used in or with, or used in the development of, the Products or any other Seller Intellectual Property (“Seller Open Source Software”);

     (xi) Schedule 2.16(a)(xi) identifies (A) the name of any of the Open Source Software identified in Schedule 2.16(a)(x), (B) a description of Seller’s past, present and intended future usage of such Open Source Software, (C) license type of such Open Source Software, (D) Products with which it interacts or effects, (E) a description of any distribution of any such Open Source Software, (F) Citadel’s reasonably detailed explanation of why such Open Source Software does not adversely affect any Seller Intellectual Property and (G) an indication of whether Citadel believes that its use of any such Open Source Software will subject any of Seller’s Intellectual Property to the terms of such Open Source Software and, if yes, a reasonably detailed explanation of the consequences thereof;
     (xii) with respect to any such Seller Open Source Software, Schedule 2.16(a)(xii) sets forth the incorporation, linking, calling or other use by the Products or any other Seller Intellectual Property of any Seller Open Source Software does not obligate, nor would it obligate upon distribution, a Seller to make available, offer or deliver the source code of any Product or component thereof or any other such Seller Intellectual Property to any third party;
     (xiii) no Citadel Party has (A) collected any personally identifiable information from any third parties, and (B) in connection with any collection of personally identifiable information described on Schedule 2.16(a)(xiii), failed to comply with all applicable statutes, rules and regulations in all relevant jurisdictions and its publicly available privacy policy (if any) relating to the collection, storage and onward transfer of all personally identifiable information collected by a Citadel Party or by third parties having authorized access to a Citadel Party’s databases or other records;
     (xiv) the Sellers have all rights necessary to transfer the Intellectual Property Assets to Buyer, including but not limited to all rights and permissions necessary to assign and transfer all third-party licenses; and
     (xv) no Citadel Party has taken any action (or knowingly failed to take any action) that had the effect of impairing, limiting or waiving any of its rights with regard to any Intellectual Property Asset.
     (b) For purposes of this Agreement, “Products” means those products and/or services and related documentation researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by a Seller. A complete list of the Products is provided on Schedule 2.16(b) attached hereto.
     (c) All Seller Intellectual Property Assets related to or used in connection with Citadel’s Hercules product were developed by Citadel or CT Holdings Enterprises, Inc.
     2.17 Environmental Matters.
     (a) Except as described in Schedule 2.17: (i) each Seller has conducted the Business in compliance with all applicable Environmental Laws (as defined below),

including by having all Permits required under any Environmental Law in connection with any aspect of the operation of the Business; (ii) no Citadel Entity has received any written notices, demand letters or requests for information from any Governmental Body or other Person indicating that any Citadel Entity may be in violation of, or liable under, any Environmental Law; (iii) no Person or property has been exposed to any Hazardous Substance, and no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law on, to or from any Real Property or as a result of any activity of any Citadel Entity; (iv) no Citadel Entity, nor any of the Assets is subject to any Liabilities or expenditures relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law; (v) each Citadel Entity has satisfied and is currently in compliance with all financial responsibility requirements applicable to the operation of the Business and imposed by any Governmental Body under any Environmental Laws and (vi) there are no facts or circumstances likely to prevent or delay the ability of any Citadel Entity to comply, when required, with the European Directive 2002/96/EC on waste electrical and electronic equipment, European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment or other similar foreign and domestic statutes, laws, ordinances and regulations.
     (b) As used herein, “Environmental Law” means any federal, state, local or foreign Law, Permit, judgment, requirement or agreement with any Governmental Body relating to: (i) the protection, preservation or restoration of the environment; or (ii) the use, storage, generation, transportation, processing, production, release or disposal of Hazardous Substances, in each case as amended and in effect on the date of the Closing.
     (c) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Body or under any Environmental Law as of the Closing Date, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, lead or polychlorinated biphenyls.
     2.18 Competing Interests. Except as described in Schedule 2.18, no Citadel Entity, nor, to the Knowledge of the Citadel Parties, any director, manager, officer or management level employee of any Citadel Entity, or any Affiliate of any Citadel Entity (each, a “Related Party”): (a) owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of any Seller (in respect of the Business) or that otherwise has material business dealings with any Citadel Entity (in respect of the Business) other than ownership of less than five percent (5%) of the outstanding securities of any publicly traded entity or shares of a mutual fund, exchange traded fund, private equity fund or hedge fund; or (b) is a party to, or otherwise has any direct or indirect interest opposed to any Citadel Entity under, any Business Contract or other business relationship or arrangement.

     2.19 Illegal Payments or Activities. No Citadel Entity nor any director, manager, officer, agent or employee of any Citadel Entity, or any Affiliate of any of the foregoing, has, directly or indirectly: (a) used any funds of any Citadel Entity for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) used any funds of any Citadel Entity, or used any other funds to make any payment for the benefit of any Citadel Entity, in violation of applicable Law to foreign or domestic government officials or employees; (c) used any funds of any Citadel Entity, or used any other funds to make any payment for the benefit of any Citadel Entity, in violation of applicable Law or (d) taken any other action which would cause any Citadel Entity to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.
     2.20 No Misrepresentations. The representations, warranties and statements made by each Citadel Party in or pursuant to this Agreement, together with the information disclosed in the Seller SEC Reports, are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary, in light of the circumstances under which they were made, to make any information, in the aggregate, not misleading. Each Citadel Party has disclosed to Buyer all facts and information requested by the Buyer and all information that, to the Knowledge of the Citadel Parties, is material to the proposed purchase of the Assets and the Business and the assumption of the Assumed Liabilities.
     2.21 Sufficiency of Consideration. The Purchase Price will be sufficient to enable the Citadel Entities to pay in full all accrued or contingent liabilities of each of the Citadel Entities following the Closing, including each Citadel Entity’s portion of any Taxes due and other amounts owed as a result of the transactions contemplated by the Seller Documents, and, to the Knowledge of the Citadel Parties, to otherwise satisfy in full all actual or potential claims of creditors of each Citadel Entity.
     2.22 No Involuntary Liquidation, Insolvency, Winding-Up.
     (a) Except as contemplated by this Agreement, no order has been made or petition presented, or resolution passed by the board of directors, members, partners, managers or stockholders of any Citadel Entity for the winding-up or liquidation of any Citadel Entity and there is not outstanding:
     (i) any petition or order for the winding-up of any Citadel Entity;
     (ii) any appointment of a receiver over the whole or part of the undertaking of assets of any Citadel Entity;
     (iii) any petition or order for administration of any Citadel Entity;
     (iv) any voluntary arrangement between any Citadel Entity and any of its creditors;
     (v) any distress or execution or other process levied in respect of any Citadel Entity which remains undischarged; or

     (vi) any unfulfilled or unsatisfied judgment or court order against any Citadel Entity.
     (b) No Citadel Entity is insolvent, nor will any Citadel Entity be rendered insolvent by the sale to Buyer of the Assets and the other transactions contemplated hereby and by the Seller Documents. As used in this section, “insolvent” means, with respect to a Citadel Entity, that the sum of the debts and other probable liabilities of such Citadel Entity exceeds or will exceed the present fair saleable value of such Citadel Entity’s assets. Immediately after the Closing, (i) each Citadel Entity will be able to pay its liabilities as they become due in the Ordinary Course of Business, (ii) each Citadel Entity will not have unreasonably small capital with which to conduct its business, (iii) each Citadel Entity will have assets (calculated at fair market value) that exceed its Liabilities, and (iv) taking into account all pending and threatened claims and litigation, final judgments against each Citadel Entity in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, such Citadel Entity will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of such Citadel Entity. The cash available to each Citadel Entity, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.
     2.23 Disclosure. None of the information supplied or to be supplied by or on behalf of any Citadel Party for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC, will, at the time the Proxy Statement is mailed to the stockholders of Citadel, at the time of the Seller Stockholders’ Meeting or as of the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by any Citadel Party with respect to statements made or incorporated by reference therein based on information supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement.
     2.24 Bulk Transfer Laws. There are no bulk transfer laws applicable to the transactions contemplated by this Agreement and the Seller Documents.
     2.25 Product Warranties. Each product manufactured, sold, leased, licensed or delivered by any Citadel Entity has been done so in conformity with all applicable contractual commitments and all express and implied warranties, and, to the Knowledge of the Citadel Parties, no Citadel Entity has liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any Citadel Entity giving rise to liability) for replacement or repair thereof or for other material damages in connection therewith that would constitute, individually or in the aggregate, a Material Event or that would reasonably be expected to result in a Material Adverse Change. No product manufactured, sold, leased, distributed, licensed or delivered by any Citadel Entity is subject to any guaranty, warranty, or other indemnity beyond (a) the Sellers’ applicable standard terms and condition of sale or lease, (b) those implied or imposed by the Uniform Commercial Code (as implemented in applicable jurisdictions where such Seller conducts business), or (c) those additional or different warranty terms granted by such Citadel Entity from to time that do not in the aggregate materially increase such Seller’s obligations or potential liability as compared to such Seller’s standard terms. Schedule 2.25 includes copies of the standard terms and conditions of license for each Seller and a list of all discontinued products of each Seller.
     2.26 Various Agreements. Except as set forth in Schedule 2.26,
     (a) The Citadel CEO has entered into the Independent Contractor Agreement.
     (b) All holders of Citadel’s outstanding preferred stock have entered into the Preferred Holder Agreement with Citadel, and no additional consent, agreement, waiver or other action is required from any of such holders (in their capacity as holders of preferred stock or otherwise) in connection with the consummation of the transactions contemplated hereby (including the subsequent distribution of the net proceeds hereof to the stockholders of Citadel on the terms set forth in this Agreement).
     (c) The Key Employees have entered into the Key Employee Offer Letters.
     2.27 Settlement Agreements. Each of the Persons listed on Schedule 2.27 has entered into one or more fully-executed settlement agreements with the applicable Citadel Party (subject only to the payment of money in connection with such settlement by the applicable Seller and other customary conditions to such agreements or settlements) or a court of competent jurisdiction has granted final approval of a settlement agreement with such Person.
     2.28 Insurance Coverage. Schedule 2.28 contains a list of the insurance policies currently maintained by any Citadel Party. Except as set forth on Schedule 2.28, there are currently no claims pending against a Citadel Party under any insurance policies currently in effect and covering the Assets, Business or employees of a Citadel Party, and all premiums due and payable with respect to the policies maintained by any Citadel Party have been paid to date. To the Knowledge of the Citadel Parties, there is no threatened termination of any such policies or arrangements.
     2.29 Backlog. The Sellers have a backlog of orders for the sale of their products and services as set forth in Schedule 2.29 (including deferred revenue). None of such orders has been cancelled or materially reduced, and each of such orders on backlog is at a price and on terms (including margin) consistent with the applicable Seller’s past practices and the Ordinary Course of Business.
     2.30 Privacy of Customer Information. Each Seller has commercially reasonable security measures in place to protect the consumer or customer information it receives through its websites or otherwise and which it stores in its computer systems from illegal use by third parties or use by third parties in a manner violative of the rights of privacy of its customers.

     2.31 Distributors and Partners.
     (a) Schedule 2.31(a) sets forth the name of each distributor of each Seller (“Distributors”), together with the names of any Persons with which any Seller has a material strategic partnership or similar relationship (“Partners”).
     (b) No Distributor or Partner from or through which a Seller received more than $150,000 of customer orders during the year ended December 31, 2005 or more than $100,000 of customer orders during the period ended August 31, 2006 (each, a “Large Distributor or Partner”) has terminated or reduced its relationship with the Sellers or indicated to a Citadel Party (or, to the Knowledge of the Citadel Parties, to any other Person) that such Large Distributor or Partner intends to terminate or reduce its agreement or relationship with the Company. No Large Distributor or Partner has, to the Knowledge of the Citadel Parties, any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with a Seller or to decrease materially or limit its usage, purchase or distribution of the services or products of a Seller.
     (c) No Distributor or Partner has cancelled or otherwise terminated its relationship with a Seller or has materially decreased its usage or purchase of the services or products of a Seller, except (i) such events as, individually or in the aggregate, do not constitute a Material Event and have not and cannot reasonably be expected to result in a Material Adverse Change, or (ii) pursuant to Business Contracts that by their terms contemplate such termination or decrease.
     2.32 Suppliers. Within the last twelve months, neither the appliance vendor named on Schedule 2.32 nor any licensor of Intellectual Property Licenses-In (each, a “Citadel Licensor or Key Supplier”) has cancelled, materially modified, or otherwise terminated its relationship with a Seller, materially and unilaterally decreased its services, supplies or materials to a Seller, nor to the Knowledge of the Citadel Parties, have any plan or intention to do any of the foregoing, except to Business Contracts that, by their terms, contemplate such termination or decrease.
     2.33 Fairness Opinion Provider. The Special Committee of the Board of Directors of Citadel has received an opinion from ThinkEquity Partners LLC, to the effect that, as of such date, and subject to the qualifications, limitations and assumptions set forth therein, certain consideration to be received by the Citadel Parties pursuant to this Agreement is fair, from a financial point of view, to Citadel Parties.
     2.34 Broker Fees. Except as set forth on Schedule 2.34, no Citadel Entity has incurred and will not incur any liability for brokers’ or finders’ fees or agents’ commissions in connection with this Agreement or the transactions contemplated hereby.
     2.35 [Intentionally Omitted]
     2.36 Internal Controls. Citadel has established, documented and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (a) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Citadel, (b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Citadel are being made only in accordance with appropriate authorizations of management and the Board of Directors of Citadel and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Citadel. Neither Citadel nor Citadel’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Citadel, (ii) any fraud, whether or not material, that involves the management of Citadel or other employees of Citadel who have a role in the preparation of financial statements or the internal accounting controls utilized by Citadel or (iii) any claim or allegation regarding any of the foregoing.
     2.37 Export Control Laws. Each Seller conducts, and has at all times conducted, its export and reexport transactions in accordance with all applicable U.S. export and reexport controls, including the United States Export Administration Act and Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations (“ITAR”) and sanctions, laws and regulations administered by the Office of Foreign Assets Control, and all other applicable import/export controls in other countries in which Seller conducts business. Without limiting the generality of the foregoing: (a) each Seller has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (i) the export and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”), (b) each Seller is in compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the Seller’s Knowledge, threatened claims against a Seller with respect to such Export Approvals, (d) no Export Approvals for the transfer of export licenses to Buyer are required, or such Export Approvals can be obtained expeditiously without material cost.
     2.38 [Intentionally Omitted]
     2.39 Ordinary Course of Business. The matters set forth in Schedule 2.39 are consistent with the Sellers’ operations conducted in the Ordinary Course of Business.
     2.40 Remaining Proceeds. As of the date hereof, to the Knowledge of the Citadel Parties, the Remaining Proceeds (as defined in Section 4.13(b)) will be sufficient to pay each holder of common stock of Citadel $0.52 per share in the aggregate.
     2.41 2006 Reorganization. The plan previously delivered to Parent and Buyer describing the restructuring of Citadel and its subsidiaries (the “2006 Reorganization”), prior to the date hereof, and the legal consequences related thereto (the “2006 Reorganization Description”) is complete and accurate in all material respects, and the 2006 Reorganization has been completed in a manner consistent with the 2006 Reorganization Description.

ARTICLE III
Representations and Warranties of Buyer
     Each Buyer and Parent, jointly and severally, represents and warrants to the Citadel Parties as follows:
     3.1 Organization. Parent is a Delaware corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and Buyer is a Delaware limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware.
     3.2 Authority. Each of Buyer and Parent have all requisite power and authority to execute, deliver and perform under this Agreement and the other agreements, certificates and instruments to be executed by Buyer or Parent, respectively, in connection with or pursuant to this Agreement (with this Agreement, collectively, the “Buyer Documents”). The execution, delivery and performance by Buyer or Parent of each Buyer Document to which such Person is a party has been duly authorized by all necessary action on the part of Buyer and Parent. This Agreement has been, and at the Closing the other Buyer Documents will be, duly executed and delivered by Buyer or Parent, as applicable. This Agreement is, and, upon execution and delivery by Buyer or Parent, as applicable, at the Closing, each of the other Buyer Documents will be, a legal, valid and binding agreement of Buyer or Parent, as applicable, enforceable against Buyer or Parent, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity).
     3.3 No Violation. The execution, delivery and performance of the Buyer Documents by Buyer or Parent, as applicable will not conflict with or result in the breach of any term of, or violate or constitute a default under any charter provision or bylaw or under any material agreement, order or Law to which Buyer or Parent is a party or by which Buyer or Parent is in any way bound or obligated that will prevent Buyer or Parent from consummating the transactions contemplated by this Agreement.
     3.4 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body is required on the part of Buyer or Parent in connection with the sale and purchase of the Assets or any of the other transactions contemplated by this Agreement, except as required in connection with the HSR Act.
     3.5 Disclosure. None of the information supplied or to be supplied by or on behalf of Buyer or Parent for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC, will, at the time the Proxy Statement is mailed to the stockholders of Citadel, at the time of the Seller Stockholders’ Meeting or as of the Closing Date, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Buyer or Parent with respect to statements made or incorporated by reference therein based on information supplied by the Citadel Parties for inclusion or incorporation by reference in the Proxy Statement.
     3.6 Financing. Buyer has or will have sufficient financial resources so as to enable Buyer to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.
     3.7 Certain Proceedings. There is no proceeding pending or currently threatened against Buyer or Parent that questions the validity of this Agreement or the right of Buyer or Parent to enter into, or to consummate the transactions contemplated hereby or by any of the Buyer Documents, nor are Buyer or Parent aware that there is any basis for the foregoing.
     3.8 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based on arrangements made by Buyer or Parent or any of their Affiliates, except such as will be paid by Parent or Buyer.
ARTICLE IV
Covenants and Agreements
     4.1 Conduct of Business. During the period from the date of this Agreement to the Closing, except as contemplated by this Agreement or otherwise approved in writing by Buyer, the Sellers shall carry on the Business in the Ordinary Course of Business in substantially the same manner as heretofore conducted, use their commercially reasonable best efforts to (i) preserve the goodwill of the Business, (ii) keep available the services of their current officers and employees and (iii) preserve their relationships with customers, suppliers, licensors, licensees, distributors, Governmental Bodies and others having business dealings with them pursuant to an Assumed Business Contract or that are otherwise material. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the Closing, the Citadel Entities shall, except as set forth on Schedule 4.1, approved in writing by Buyer, or as otherwise expressly contemplated by this Agreement:
     (a) not take any of the actions set forth on Schedule 4.1(a);
     (b) following the date upon which the waiting period under the HSR Act expires or terminates (the “HSR Termination Date”), not take any of the actions set forth on Schedule 4.1(b);
     (c) not enter into any customer-specific product commitments, except in the Ordinary Course of Business;
     (d) after the HSR Termination Date, not enter into any customer-specific product commitments;
     (e) not enter into or amend any employment or severance agreement or any similar arrangement with any officer or director of a Citadel Entity;

     (f) after the HSR Termination Date, not enter into or amend any employment or severance agreement or any similar arrangement;
     (g) pay commissions to sales employees in a manner that differs from the Sellers’ Ordinary Course of Business;
     (h) not enter into or amend any agreement or arrangement that provides customers or any other third parties with enhanced rights or refunds of any nature upon a change of control or consummation of the transactions contemplated herein;
     (i) not increase the compensation of any officer or director of a Citadel Entity;
     (j) after the HSR Termination Date, not increase the compensation of any employee of a Citadel Entity or enter into a collective bargaining agreement covering the employees of a Citadel Entity;
     (k) maintain all insurance policies, all Assumed Permits and all other material rights or interests that are required to carry on the Business;
     (l) maintain their Books and Records concerning the Business and the Assets in the usual, regular and ordinary manner and consistent with past practices;
     (m) promptly notify Buyer of any Material Adverse Change;
     (n) promptly notify Buyer of the occurrence of any event described in Section 2.7;
     (o) except in the Ordinary Course of Business, not enter into any exclusive arrangements with any Person or any arrangements that include a “most-favored nation” or “equally-favored nation” provision;
     (p) not enter into any contract, license, agreement or arrangement or any series of related contracts, licenses, agreements or arrangements with any Person that is not terminable without liability within 30 days, except in the Ordinary Course of Business,
     (q) not make any change in, or terminate, any of its contracts or licenses with any Citadel Licensor or Key Supplier;
     (r) except in the Ordinary Course of Business, not make any change in, or terminate, any of its contracts or licenses with any Large Customer or Large Distributor or Partner;
     (s) after the HSR Termination Date, not make any change in, or terminate, any of its contracts or licenses with any Large Customer or Large Distributor or Partner;
     (t) not enter into any new line of business or materially expand the Business or relocate or terminate the operations of any office of a Citadel Entity;

     (u) except in the Ordinary Course of Business, not make any single capital expenditure in excess of $15,000 or capital expenditures which are in the aggregate in excess of $30,000, except as required by the terms of any Assumed Business Contract;
     (v) not subject any of the Assets to any Lien (other than Permitted Liens);
     (w) not engage in any transaction with any Related Party, other than (i) loans with the Citadel CEO or other stakeholders in Citadel or their Affiliates in amounts set forth in advance written notice to Buyer or (ii) as expressly provided for in this Agreement);
     (x) not declare, set aside, or pay a dividend or make any distribution with respect to any Citadel Entity’s equity securities or redeem, or purchase or otherwise acquire any Citadel Entity’s equity securities, other than pursuant to the Preferred Holder Agreement, the liquidation of any Non-Seller Subsidiary and the repurchase of shares of Citadel’s common stock from employees, officers, directors, consultants or other persons performing services for the Citadel Entities pursuant to agreements in effect on the date hereof under which Citadel has the right to repurchase such shares upon termination of services;
     (y) not incur, assume or guarantee any material amount of indebtedness for borrowed money (other than (i) pursuant to the Factoring Agreement in the Ordinary Course of Business and (ii) amounts advanced by the Citadel CEO or other stakeholders in Citadel or their Affiliates in amounts set forth in advance written notice to Buyer, which amounts set forth in both (i) and (ii) will not be Assumed Liabilities), or make any material loans, advances or capital contributions to, or investments in, any other Person;
     (z) not sell, transfer, mortgage, encumber or otherwise dispose of any material properties, leases or assets to any Person or cancel, release or assign any indebtedness of any such Person, except in the Ordinary Course of Business and in amounts less than $15,000, individually or in the aggregate or as expressly provided for in this Agreement;
     (aa) not dispose of any assets listed on Schedule 2.3(a)(i), except in the Ordinary Course of Business;
     (bb) not take any action that would (or fail to take any action if such failure would) cause the condition set forth in Section 5.1(a) to be untrue as of any date after the date hereof;
     (cc) except as contemplated herein, not amend the certificate of incorporation, bylaws or other comparable charter or organizational documents of any Citadel Entity, other than immaterial amendments;
     (dd) not acquire any material amount of stock or assets of any other Person (in connection with a purchase of such Person’s business whether in whole or in part);
     (ee) except as otherwise provided herein (including on any schedule hereto) or as set forth on Schedule 4.1, not take any action to (x) increase or accelerate any rights or benefits under, fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan or (y) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary that would entitle such Person to payments, vesting, acceleration or any other right as a consequence of (i) termination of such Person’s employment or service, (ii) consummation of the transactions contemplated by this Agreement (i.e., “single-trigger” rights), or (iii) the combination of the foregoing (i.e. “double-trigger” rights) (or amend any current arrangement or agreement that provides for such rights);
     (ff) not make any change in any method of accounting or accounting principles or practices of a Citadel Entity, except for any such change required by reason of a concurrent change in GAAP or applicable Law;
     (gg) not make or change any material Tax election or settle or compromise any Tax liability, claim, audit, assessment or refund;
     (hh) except as otherwise provided herein, not adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Citadel Entity (except for the liquidation or dissolution of any Non-Seller Subsidiary);
     (ii) except as otherwise provided herein, not institute, settle, or agree to settle any material legal proceeding pending or threatened before any arbitrator, court or other Governmental Entity;
     (jj) not amend or alter the Preferred Holder Agreement in any respect;
     (kk) not export, reexport, support or take any other action that is prohibited by General Prohibition 10 under the Section 736.2(b)(1) of the EAR with respect to items that are known or believed to have been exported illegally from the United States, unless U.S. government authorization for such activities has been obtained; and
     (ll) not authorize, commit or agree to take any of the foregoing actions.
     4.2 Access and Information. The Citadel Parties will permit Parent and Buyer and their representatives to have reasonable access to each Citadel Party’s directors, managers, officers, employees, agents, assets and properties and all relevant books, records and documents of or relating to the Business and the Assets during normal business hours and will furnish to Parent and Buyer such non-privileged information, financial records and other documents relating to the Business or the Assets as Parent or Buyer may reasonably request. The Citadel Parties will permit Buyer, Parent and their representatives reasonable access to each Citadel Party’s accountants and auditors, and, upon advance approval by the applicable Citadel Party (such approval not to be unreasonably withheld or delayed), such Citadel Party’s customers and suppliers for consultation or verification of any information obtained by Buyer or Parent, and will use all commercially reasonable efforts to cause such Persons to cooperate with Buyer, Parent and their representatives in such consultations and in verifying such information. The Citadel Parties will have the right to participate in any contact with such Persons.

     4.3 Supplemental Disclosure. At least two days prior to Closing but no more than four days prior to Closing the Citadel Parties shall (i) supplement or amend each of the Schedules identified in Article II hereto with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in such Schedules hereto (provided that no Schedule that qualifies a representation or warranty that speaks as of a particular date needs to be updated to reflect changes thereto since such date) and (ii) use commercially reasonable efforts to provide such updates in a form (such as a blackline from the versions thereof attached hereto) that clearly shows the manner in which such Schedules have been updated; provided, that for purposes of determining whether a breach exists with respect to any of the representations and warranties hereunder, any such supplemental or amended disclosure will not be deemed to have been disclosed to Parent or Buyer unless Parent otherwise expressly consents in writing. Following receipt of such supplemented or amended Schedules of the Citadel Parties, Buyer and Parent shall provide, prior to or at Closing, an updated schedule of Assumed Business Contracts, Excluded Business Contracts (provided that Buyer and Parent may not amend such schedules to cause any of the customer contracts currently identified on Schedule 4.3 to be Excluded Contracts), Assumed Permits, Excluded Permits and Excluded Assets. Each party will reasonably cooperate to complete such updated schedules as soon as is commercially reasonable.
     4.4 Regulatory Filings; Reasonable Efforts.
     (a) Each Citadel Party on the one hand and Buyer and Parent on the other hand shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, any Law applicable to the transactions contemplated herein, and as promptly as practicable after the date hereof (subject to the penultimate sentence of this Section 4.4(a)), each shall make all filings reasonably determined by the parties to be required by any Governmental Body in connection with the transactions contemplated herein, including, (i) Notification and Report Forms (the “HSR Forms”) with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) as required by the HSR Act, and (ii) any other comparable filing that will, if not filed, materially impair the ability of the parties to close the transactions contemplated herein. In addition, each party will cause all documents that it is responsible for filing with any Governmental Body under this Section 4.4 to comply in all material respects with all applicable Laws. The parties shall coordinate their initial filing of the HSR Forms with the FTC and the DOJ so that such filings are made on the same day. Unless otherwise agreed by Parent and Buyer in writing, the parties will request early termination of the waiting period under the HSR Act.
     (b) Each Citadel Party on the one hand and Buyer and Parent on the other hand agrees that it shall promptly supply the other with any information that may be required in order to (i) effectuate any filings or applications pursuant to Section 4.4(a) and any amendments or supplements thereto, (ii) respond to any requests for any additional information and documentary materials from any Governmental Body or (iii) otherwise comply with any Laws. Except where prohibited by applicable Laws, and subject to any confidentiality agreement between the parties, each shall consult with the other prior to taking a position with respect to any such filing, amendment, supplement or response and shall consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body by or on behalf of any party hereto in connection with any investigations or proceedings in connection with the transactions contemplated herein (including under any antitrust or fair trade Law), coordinate with the other in preparing and exchanging such information and promptly provide the other with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Body in connection with this Agreement or the transactions contemplated herein, provided that with respect to any such filing, presentation or submission, each party need not supply the other parties with copies (or in case of oral presentations, a summary) to the extent that any Law applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such filing, presentation or submission.
     (c) Each Citadel Party on the one hand and Buyer and Parent on the other hand agrees that it will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Body in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Body for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4.4(a), each party, as the case may be, will promptly inform the other of such occurrence and cooperate with the other in filing with the applicable Governmental Body such amendment or supplement.
     (d) Each of the parties agrees to use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (subject in each case to Citadel’s right to terminate this Agreement in accordance with Section 4.7(e), subject to compliance with Section 9.2), including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article V to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Bodies and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Bodies, if any) and the taking of such reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Body, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated herein, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Body vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

     (e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Buyer or Parent or any subsidiary or Affiliate thereof to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.
     4.5 Publicity. Except as required by applicable Laws, neither any Citadel Party nor any Affiliate of any Citadel Party will issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written consent of Parent; provided, however, if any such press release or public announcement is so required, Citadel will allow Parent to review and comment on such disclosure. Except as required by applicable Laws, neither Parent nor Buyer nor any Affiliate of Parent or Buyer will issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written consent of Citadel; provided, however, if any such press release or public announcement is so required, Parent will allow Citadel to review and comment on such disclosure. Immediately following the execution and delivery of this Agreement, each of Citadel and Parent will issue press releases in forms mutually agreeable to Citadel and Parent.
     4.6 Transaction Costs. Buyer and Parent will pay all transaction costs and expenses (including legal, accounting and other professional fees) that they incur in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby. Each of Citadel and Parent will write a check to the appropriate Governmental Body for one-half of the filing fees required in connection with this Agreement under the HSR Act. The Citadel Parties will pay all transaction costs and expenses (including legal, accounting and other professional fees) that the Citadel Parties incur in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby, and any transfer Taxes (including sales and use Taxes) incurred as a result of the transactions contemplated hereby.
     4.7 No-Shop Provisions.
     (a) From and after the date hereof, each Citadel Party agrees:
     (i) that it and its subsidiaries shall not, nor shall it or its subsidiaries authorize or knowingly permit any director, officer or employee of such Citadel Party or any of its subsidiaries or any investment banker, attorney, accountant or other Affiliate, advisor or other representative or agent of such Citadel Party or any of its subsidiaries (collectively, the “Representatives”) to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information which has not been publicly disseminated), or take any other action knowingly to facilitate, any Takeover Proposal (as defined in Section 4.7(g)) or engage or participate in any discussions or negotiations concerning a Takeover Proposal other than a Takeover Proposal made by Buyer or Parent; and
     (ii) that it shall immediately cease and cause to be terminated any existing discussions or negotiations with any third Persons conducted heretofore with a view to formulating a Takeover Proposal and shall seek to have returned to such Citadel Party, or destroyed, any confidential information that has been provided in any such discussions or negotiations.
     (b) Notwithstanding Section 4.7(a), at any time prior to obtaining the Stockholder Approval (as defined in Section 5.1(i)), Citadel may, in response to a Takeover Proposal that is a Superior Proposal (as defined in Section 4.7(i)):
     (i) furnish information with respect to Citadel and its subsidiaries to the Person making such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement (except that such confidentiality agreement shall (x) contain substantially the same terms (or terms no less favorable to Citadel) as those contained in the Mutual Non Disclosure Agreement between Citadel and Parent signed by Citadel on July 12, 2005 and by Parent on July 15, 2005 (the “Existing NDA”) and (y) permit Citadel to provide information to Buyer and Parent as required to comply with this Section 4.7); provided that all such information that is provided to such Person shall be provided on a prior or concurrent basis to Buyer and Parent);
     (ii) request information with respect to the Person making such Takeover Proposal for the purpose of the Board of Directors of Citadel informing itself about the Superior Proposal that has been made and the Person that made it; and
     (iii) participate in discussions or negotiations with the Person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal.
     (c) Citadel shall promptly advise Buyer and Parent in writing of (i) any request for confidential information in connection with a Takeover Proposal, (ii) any Takeover Proposal, including a Superior Proposal, (iii) the material terms and conditions of such request or such Takeover Proposal, (iv) the identity of the Person making such request or such Takeover Proposal, (v) any requests made by Citadel for information about the Takeover Proposal or the Person that made it and (vi) whether Citadel’s Board of Directors believes such Takeover Proposal to be a Superior Proposal, and Citadel shall keep Buyer promptly advised of all significant developments in respect of such Takeover Proposal.
     (d) Neither the Board of Directors of Citadel nor any committee thereof shall:
     (i) withdraw (or qualify or modify in a manner adverse to Buyer or Parent) or propose publicly to withdraw (or qualify or modify in a manner adverse to Buyer or Parent) the approval, recommendation or declaration of advisability by the Board of Directors of Citadel or any committee thereof of this Agreement or any of the transactions contemplated by this Agreement, or recommend, or propose publicly to recommend, the approval or adoption of any Takeover Proposal (other than a Takeover Proposal made by Parent or Buyer) (each such action being referred to herein as an “Adverse Recommendation Change”), unless the members of the Board of Directors of Citadel has determined that a competing Takeover Proposal is a Superior Proposal;
     (ii) adopt or approve, or publicly propose to adopt or approve, any Takeover Proposal (other than a Takeover Proposal made by Buyer or Parent);
     (iii) cause or permit Citadel to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other agreement constituting or related to any Takeover Proposal (each such agreement, other than a confidentiality agreement referred to in Section 4.7(b), is referred to as an “Acquisition Agreement”)); or
     (iv) agree or resolve to take any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence.
     (e) Notwithstanding Section 4.7(d), at any time prior to obtaining the Stockholder Approval, the Board of Directors of Citadel may, in response to a Superior Proposal, terminate this Agreement and concurrently or promptly thereafter enter into an Acquisition Agreement.
     (f) Notwithstanding Section 4.7(e):
     (i) Citadel shall not so terminate this Agreement unless Citadel shall have complied with all the provisions of this Section 4.7, including the notification provisions in Section 4.7(c), and with all applicable requirements of Section 9.2(b) (including the payment of the Termination Fee (as defined in Section 9.2(b)(i) prior to or concurrently with such termination); and
     (ii) Citadel shall not exercise its right to so terminate this Agreement until the earlier of (x) the fifth business day following Parent’s receipt of written notice (a “Notice of Superior Proposal”) from Citadel advising Buyer and Parent that the Board of Directors of Citadel has received a Superior Proposal, specifying the terms and conditions of the Superior Proposal, identifying the Person making such Superior Proposal and stating that the Board of Directors of Citadel intends to exercise its right to so terminate this Agreement (it being understood and agreed that, prior to any such termination taking effect, any amendment to the price or any other material term of a Superior Proposal or the submission by Buyer or Parent of a counteroffer to the Superior Proposal shall require a new Notice of Superior Proposal and a new five business day period) or (y) Citadel’s receipt of Parent’s written notice that it will not make a counteroffer to the Superior Proposal.
     (g) The term “Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any merger, asset purchase, stock purchase, consolidation, tender offer, exchange offer, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 20% or more of the total revenue or assets of Citadel and its subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of capital stock of, or other equity or voting interests in, Citadel.
     (h) Consummation of any transaction or series of transactions described in the definition of “Takeover Proposal” is referred to herein as a “Takeover Transaction.”
     (i) The term “Superior Proposal” means any bona fide written Takeover Proposal that was unsolicited, made after the date of this Agreement, and not otherwise in breach of this Agreement and that the Board of Directors of Citadel determines, in its good faith judgment and after consultation with a financial advisor of nationally recognized reputation and taking into account the Person making the offer, the consideration offered, the likelihood of consummation, the legal, financial and regulatory aspects of the offer as well as any other factors deemed relevant by the Board of Directors of Citadel to be more favorable from a financial point of view to the stockholders of Citadel, taking into account any changes to the terms of this Agreement offered by Parent and Buyer in response to such Superior Proposal or otherwise, and which, if consummated, would result in (i) the acquisition by the party making such Takeover Proposal of, directly or indirectly, 50% or more of the voting power of Citadel’s common stock or 50% or more of the assets of Citadel and its subsidiaries, taken as a whole, or (ii) a direct merger by the party making such Takeover Proposal with Citadel, in either case providing for consideration to Citadel’s stockholders consisting of cash and/or securities (it being understood that securities retained by Citadel’s stockholders be included for purposes of this determination).
     4.8 Nondisclosure. Each Citadel Party, Buyer and Parent agree to comply with, and to cause their subsidiaries and representatives to comply with, the Existing NDA, which shall remain in full force and effect.
     4.9 Employee Matters.
     (a) Parent (or a subsidiary thereof) will make an offer of employment to each of the employees of a Seller listed on Schedule 4.9(a) (to be provided by Buyer at least 3 and no more than 7 days before the Closing Date) to become at-will employees of Parent or a subsidiary thereof. All employees of a Citadel Party as of the Closing Date who are not listed on Schedule 4.9(a), as updated as of the Closing Date, are referred to herein as “Non-Transferred Employees.” The employees listed on Schedule 4.9(a)(i) (which may not be updated after the date hereof without the consent of Citadel) are referred to herein as the “Key Employees.” Each Key Employee has agreed to employment with Parent pursuant to a Key Employee Offer Letter, the effectiveness of which is contingent on and subject to the Closing. Each employee to whom an offer of employment is made by Parent or a subsidiary thereof and who accepts such offer shall become an employee of Parent or such subsidiary on the first business day following the Closing (such individuals are hereinafter referred to as “Transferred Employees”).

     (b) Parent or a subsidiary will offer all Transferred Employees compensation packages (including employee benefit plans, programs and arrangements) that are consistent with Parent’s standard practices for similarly situated employees. Parent shall recommend to its Board of Directors that each Transferred Employee be granted a stock option to purchase shares of Parent’s common stock for an amount of stock consistent with Parent’s standard practices for similarly situated employees of Parent and its subsidiaries at an exercise price equal to the fair market value of such common stock on the date of grant. At Parent’s sole discretion, Parent may provide for other retention bonuses and other incentive arrangements for one or more Transferred Employees.
     (c) Sellers will be responsible for providing continuation coverage as required by Section 4980B of the Code or similar requirements of state law (“COBRA Continuation Coverage”) for all Non-Transferred Employees and their dependents and former employees of a Citadel Party and their dependents, and Buyer will be responsible for COBRA Continuation Coverage for all Transferred Employees and their dependents where the qualifying event as defined in Section 4980B of the Code (the “Qualifying Event”) occurs after the Closing Date.
     (d) The Transferred Employees will, as of the Closing Date, cease to be active participants in any Employee Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code in accordance with the terms of such plan, and the Citadel Parties will take all action necessary to cause the Transferred Employees to become fully vested in their benefits under each such plan.
     (e) Citadel shall take all action necessary to vest in full as of the Closing Date all outstanding stock options, restricted stock or similar awards, if any, granted to Transferred Employees before the Closing Date and to allow Transferred Employees to exercise such options upon a Change of Control (as defined in the applicable plan).
     (f) As of or prior to the Closing Date, any and all agreements, or arrangements providing for Change of Control Payments to any Transferred Employee (other than such agreements or arrangements respecting the vesting of restricted stock, options or the termination of options held by such Transferred Employees, payments made with respect to termination of options or payments of the exercise price of any such options pursuant to agreements in effect on the date hereof) will be terminated and no Citadel Party will be obligated to make any such payments to any Transferred Employee in connection with the transactions contemplated herein.
     (g) Contemporaneously with the Closing or at the next regular payroll date, Sellers shall: (i) pay to each Transferred Employee all amounts such employee would have received from a Seller under any Seller incentive or performance bonus plan pro-rated for such employee’s term of service during 2006 (including, if the Closing occurs after October 30, 2006, all pro-rated amounts through the Closing Date payable pursuant to the plans described on Schedule 2.13(a)(14-(15)); (ii) pay each Transferred Employee for such employee’s unused vacation time accrued but unpaid as of the Closing Date; and (iii) pay each Transferred Employee all wages accrued but unpaid as of the Closing Date (collectively, the “Transferred Employee Final Payments”).

     (h) From and after the Closing Date, Buyer (or any legal successor) will have sole discretion over the promotion, retention, termination and other terms and conditions of the employment of the Transferred Employees.
     (i) This Section 4.9 is an agreement solely between the Citadel Parties, Buyer and Parent. Nothing in this Section 4.9, whether express or implied, shall be considered to be a contract between the Citadel Parties, Buyer or Parent and any other Person, or shall confer upon any employee of a Citadel Party, any employee of Buyer, any Transferred Employee or any other Person, any rights or remedies that such Person did not already have, including, (i) any right to employment or recall, (ii) any right to continued employment of any specified Person, or (iii) any right to claim any particular compensation, benefit or aggregation of benefits of any kind or nature whatsoever.
     4.10 Tax Information. Each Citadel Party, on the one hand, and Buyer and Parent, on the other hand, will provide the other party with such cooperation and information as each of them reasonably may request of the other in filing any return, amended return or claim for a refund of Taxes, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or proceeding in respect of Taxes, but only with respect to Taxes imposed upon or related to the Business or the Assets. Such cooperation and information shall include providing copies of relevant returns of Taxes, or portions thereof, imposed upon or related to the Assets, together with associated schedules and related work papers and documents relating to rulings or other determinations by taxing authorities. Each party shall make its employees available on a mutually convenient basis to provide explanation of any documents or information provided hereunder. Each Citadel Party hereby consents to and grants the right to each of Buyer and Parent to speak with, and obtain information from, any third-party provider of tax or accounting services to any Citadel Party following the Closing and hereby waives in favor of each of Buyer and Parent any rights of confidentiality that such providers may owe to any Citadel Party, provided that, before the dissolution of Citadel, this sentence will not require any Citadel Party to cause such third parties with which a Citadel Party has an attorney-client relationship to provide any information that is protected by such attorney-client privilege.
     4.11 Proxy Statement.
     (a) As promptly as reasonably practicable following the execution and delivery of this Agreement by all parties hereto, Citadel shall prepare and file with the SEC a proxy statement (the “Proxy Statement”) to be sent to Citadel’s stockholders soliciting their adoption and approval of (i) this Agreement and the transactions contemplated hereby, (ii) the Name Changes (as defined in Section 4.14), and (iii) the liquidation, dissolution and winding-down of Citadel’s business after the Closing in a manner providing for full payment to or adequate provision for all creditors of any Citadel Party and otherwise in accordance with all applicable terms of this Agreement and applicable Laws (the “Wind-Down,” and with the matters identified in Section 4.11(a)(i)-(iii), the “Stockholder Approval Matters”). The Proxy Statement shall describe Citadel’s intention to distribute the net proceeds of the transactions contemplated herein to its stockholders within the time period specified therein and shall specify a range of the expected cash amount per share that each stockholder of Citadel is expected to receive upon such distribution based upon Citadel’s good faith estimation of the Remaining

Proceeds (as defined in Section 4.13(b)) as set forth in Schedule 4.13(b). Citadel shall provide draft Proxy Statements to Parent and use commercially reasonable efforts to accept Parent’s comments related thereto.
     (b) Citadel shall use its commercially reasonable efforts to respond to any comments of the SEC, and to cause the Proxy Statement to be mailed to Citadel’s stockholders at the earliest practicable time. Citadel will notify the Buyer promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, or for additional information, and will supply Buyer with copies of all correspondence between Citadel and the SEC or its staff with respect to the Proxy Statement.
     (c) Citadel shall use its best efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 4.11 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. The information included in the Proxy Statement, at the time of mailing, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
     4.12 Meeting of Citadel’s Stockholders.
     (a) As promptly as practicable after execution of this Agreement by the parties hereto, Citadel will take all action necessary in accordance with applicable law and Citadel’s certificate of incorporation and bylaws to convene a meeting (the “Citadel Stockholders’ Meeting”) of Citadel’s stockholders to consider adoption and approval of the Stockholder Approval Matters. The Citadel Stockholders’ Meeting shall be held as promptly as practicable. Subject to Section 4.12(e) hereof, Citadel will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the Stockholder Approval Matters and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by its certificate of incorporation, its bylaws or applicable Law to obtain such approvals.
     (b) Notwithstanding anything to the contrary contained in this Agreement, Citadel may adjourn or postpone the Citadel Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to Citadel’s stockholders in advance of a vote, or if as of the time for which Citadel’s Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Citadel’s common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Citadel Stockholders’ Meeting.
     (c) Citadel shall ensure that the Citadel Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Citadel in connection with the Citadel Stockholders’ Meeting are solicited, in compliance with applicable law and the certificate of incorporation and bylaws of Citadel. Citadel’s obligation to call, give notice of, convene and hold the Citadel Stockholders’ Meeting in accordance with this Section 4.12 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Citadel of any Takeover Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Citadel with respect to this Agreement and/or the transactions contemplated hereby.
     (d) Subject to Section 4.12(e): (i) the Board of Directors of Citadel shall recommend that Citadel’s stockholders vote in favor of the adoption and approval of the Stockholder Approval Matters; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Citadel has recommended that Citadel’s stockholders vote in favor of the Stockholder Approval Matters; and (iii) neither the Board of Directors of Citadel nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Buyer, the recommendation of the Board of Directors of Citadel that Citadel’s stockholders vote in favor of the adoption and approval of the Stockholder Approval Matters.
     (e) Nothing in this Agreement shall prevent the Board of Directors of Citadel from withholding, withdrawing, amending or modifying its recommendation in favor of the transactions contemplated hereby if a Superior Proposal is made to Citadel and is not withdrawn.
     4.13 Post-Closing Payment of Citadel Party Liabilities.
     (a) Following the Closing, the Citadel Parties will fully pay or otherwise discharge in full all Liabilities of any Citadel Party except the Assumed Liabilities. Schedule 4.13(a) sets forth all such Liabilities of each Citadel Party (the “Wind-Down Obligations”), and, based upon information currently known to the Citadel Parties, the Citadel Parties’ reasonable good-faith estimate as to the dollar amount attributable to each of the Wind-Down Obligations, the Citadel Parties’ reasonable good-faith estimate as to the aggregate dollar amount attributable to all of the Wind-Down Obligations (the “Wind-Down Cost Estimate”), a brief description of the Citadel Parties’ plan to discharge each Wind-Down Obligation including a reasonable good-faith estimate of the timing for the payment of each Wind-Down Obligation, and a reasonable good-faith estimate of the Remaining Proceeds (as defined below).
     (b) After paying or setting aside funds for payment of the Wind-Down Obligations, Citadel will cause all remaining proceeds from the sale of the Assets to Buyer (the “Remaining Proceeds”) to be distributed to the stockholders of Citadel in accordance with all applicable Laws; provided that:
     (i) during the period from the Effective Time until the date that is 30 days following the Closing Date (the “Indemnification Period”), Citadel will set aside and not distribute to its stockholders $3,000,000 in addition to the funds set aside for payment of the Wind-Down Obligations for the exclusive purpose of fulfilling its obligations under Section 6.1 (the “Indemnification Reserve”) (in addition to any amounts set forth pursuant to Section 4.13(b)(ii) and (iii));

     (ii) in addition to the Indemnification Reserve contemplated by Section 4.13(b)(i), during the Indemnification Period and thereafter, Citadel will set aside, exclusively for purposes of fulfilling its obligations under Section 6.1(d), and not distribute to its stockholders the amount (which may be zero) necessary to meet its obligations for COBRA Continuation Coverage (which amount must be no less than the COBRA Amount (as defined in Section 4.13(c)) to fulfill its obligations under Section 4.9(c) (the “COBRA Reserve”); provided, however, this obligation will expire when Citadel delivers a certificate identified in Section 4.13(b)(v) demonstrating that Citadel Parties have no and will have no liability for COBRA Continuation Coverage;
     (iii) in addition to the Indemnification Reserve contemplated by Section 4.13(b)(i) and the COBRA Reserve contemplated by Section 4.13(b)(ii), during the Indemnification Period and thereafter until the Citadel Parties’ indemnification obligations under Section 6.1(e) expire pursuant to Section 6.3(d), Citadel will set aside and not distribute to its stockholders $540,000 exclusively for purposes of fulfilling its obligations under Section 6.1(e) (the “Additional Reserve”); provided, however, this obligation will expire when the related indemnification obligation expires in accordance with Section 6.3(d);
     (iv) if any Buyer Party (as described in Section 6.1) has given Citadel notice of any Claim (as defined in Section 6.4) during the Indemnification Period for Losses (as defined in Section 6.1), Citadel will not distribute any amount to its stockholders unless it retains a sufficient amount of cash, not to exceed the Indemnification Reserve, exclusively to pay the dollar amount of such Claim as well as all other Wind-Down Obligations; and
     (v) prior to each distribution to its stockholders, Citadel must deliver a certificate, signed by a senior officer of Citadel on behalf of Citadel, specifically indicating that, following such distribution, the Citadel Parties will have enough cash or cash equivalents to satisfy their Wind-Down Obligations, pay any Liabilities in connection with the California Tax Audit as defined in Schedule 2.8, maintain the COBRA Reserve (if applicable), maintain the Additional Reserve (if applicable) and, during the Indemnification Period, maintain the Indemnification Reserve; such certificate shall also: (i) identify the number of Persons who have elected COBRA Continuation Coverage, (ii) the number of Persons who are eligible for COBRA Continuation Coverage but has not yet elected, and (iii) provide an actuarial analysis of Citadel’s estimated remaining liability, which may be zero, for COBRA Continuation Coverage (the “COBRA Amount”).
     (c) The Citadel CEO shall be permitted to remain as an officer of Citadel to oversee the winding-down of the business of the Citadel Parties and the Citadel distributions contemplated by this Agreement.
     4.14 Name Changes. No later than the fifth (5th) business day following the Closing, Sellers will each, and Citadel will cause each Non-Seller Subsidiary to, file all documents necessary to change their respective names (including any dba’s and including qualifications in all jurisdictions) to a name bearing no similarity to “Citadel Security Software Inc.” (the “Name Changes”). Citadel will also change its name for purposes of any trading market or exchange on which the Citadel common stock trades and will change its name on all SEC reports filed after the effectiveness of the change of Citadel’s name.
     4.15 Access to Records. From and after the Closing Date, each Citadel Party shall afford to Buyer and, upon request, Buyer’s counsel, accountants and other representatives, reasonable access at reasonable times and occasions to access and inspect information not included in the Assets and relating to the Assets, the Business, any Transferred Employee, any Non-Seller Subsidiary or a claim by any Buyer Party (as defined in Section 6.1) for indemnification pursuant to Section 6.1. After the Closing Date, Buyer shall afford to each Citadel Party and, upon request, such Citadel Party’s counsel, accountants and other representatives, reasonable access at reasonable times and occasions to access and inspect information previously provided to Buyer from such Citadel Party relating to the Assets, Books and Records that related to periods before the Closing Date or a claim by any Seller Party (as defined in Section 6.2) for indemnification pursuant to Section 6.2.
     4.16 Voluntary Self-Disclosure Proceedings. From and after the Closing Date, the Citadel Parties shall continue to take all necessary actions to complete, in accordance with the EAR, the voluntary self-disclosure proceedings initiated pursuant to Section 5.1(p), including cooperating with Parent as reasonably requested by Parent and responding to any follow-up requests by any Governmental Body.
     4.17 Parent’s Certificate. At least 3 days and no more than 7 days before the date of the Stockholder Meeting, Buyer and Parent will deliver to the Citadel Parties a certificate executed by an officer of Parent on behalf of Buyer and Parent, in the form attached hereto as Exhibit O.
     4.18 Third Party Consents. The parties will use commercially reasonable efforts to obtain the consents, waivers, approvals, assignments or other matters identified on Schedule 5.2(d)(i) and (ii) (which covenant will survive the Closing).
     4.19 Dissolution of Citadel. Following the Closing, Citadel and its subsidiaries may dissolve in accordance with applicable Laws, and in connection therewith, Citadel may contribute its remaining assets to a liquidating trust for the purpose of facilitating its complete wind-down and dissolution in accordance with applicable law; provided that, such liquidating trust must agree with Parent, Buyer and each Citadel Party, in a duly executed and delivered, binding writing instrument, in a form acceptable to Parent and Buyer, to assume and be fully bound by the terms of each Seller Document (including this Agreement) as if such liquidating trust was each Citadel Party that is a party to such Seller Document, and further provided that, such agreement and assumption will not release, and will not be deemed to release, any Citadel Party from its obligations under such Seller Documents unless such Citadel Party has been fully and finally liquidated in accordance with applicable Laws.

ARTICLE V
Closing Conditions
     5.1 Conditions to Obligations of Buyer. The obligations of Parent and each Buyer under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Parent or a Buyer in writing:
     (a) All representations and warranties of the Citadel Parties contained in this Agreement shall have been true and correct when made and shall be true and correct in all respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing, except (i) for changes contemplated by this Agreement and (ii) for such changes that, individually and in the aggregate, do not constitute a Material Adverse Change (provided that any updates made pursuant to Section 4.3 and any materiality, Material Event and Material Adverse Change qualifiers shall be disregarded for purposes of such assessment, and representations and warranties that address matters as of a specific date shall be true and correct as of such date).
     (b) The Citadel Parties have performed and complied in all material respects with all the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing and shall have delivered all items required to be delivered by the Citadel Parties pursuant to Sections 1.7 and 4.3.
     (c) All governmental consents, approvals, orders or authorizations have been obtained and all necessary contractual or governmental notices have been given.
     (d) The Citadel Parties shall have obtained all consents, waivers, approvals, assignments or other matters required by or with regard to the Business Contracts, Assumed Permits or other matters, each in form reasonably acceptable to Buyer, set forth on Schedule 5.1(d)(i). For avoidance of doubt, if any payment or other consideration is required to obtain any such consents, waivers, approvals, assignments or other matters, such payments or other consideration shall be solely the responsibility of Citadel.
     (e) 90% of the employees of the Sellers listed on Schedule 4.9(a) as of the date hereof (without giving effect to any update contemplated in Section 4.9(a)) shall have accepted and not rescinded offers of employment with Parent or a subsidiary thereof, effective as of the Closing, and all of the Key Employees shall have accepted and not rescinded offers of employment with Parent or a subsidiary thereof.
     (f) Citadel will have accelerated the vesting of all then outstanding stock options, shares of restricted stock or similar employee awards of Citadel to be exercisable in full as of and following the Closing.
     (g) As of the Closing Date, there will be no pending or threatened litigation by any Person (other than Parent, a Buyer or an Affiliate thereof) seeking to enjoin any aspect of the operation of the Business or the consummation of the transactions contemplated by this Agreement, or otherwise affecting the Business or the Assets.

     (h) As of the Effective Time there will not have occurred any Material Adverse Change since the date hereof.
     (i) The Stockholder Approval Matters shall have been approved by the requisite vote under applicable Laws and the certificate of incorporation and bylaws of Citadel, by the stockholders of Citadel (the “Stockholder Approval”).
     (j) The Citadel Parties have delivered to Buyer executed UCC Termination Statements from third Persons or other releases satisfactory to Buyer to evidence the release of any Liens on the Assets identified on Schedule 5.1(d).
     (k) [Intentionally Omitted].
     (l) The Preferred Holder Agreement shall be in full force and effect and shall not have been rescinded or materially altered by the parties thereto, nor shall Citadel have any Knowledge of any intention to do so.
     (m) The Key Employee Offer Letters and the Independent Contractor Agreement shall be in full force and effect (unless rescinded or altered unilaterally by Parent), and neither the Citadel CEO nor any Key Employee shall have rescinded or materially altered any such agreement.
     (n) The waiting period under the HSR Act applicable to the consummation of the transactions contemplated under this Agreement shall have expired or been terminated and no action shall have been instituted by the DOJ or the FTC challenging or seeking to enjoin the consummation of the transactions contemplated hereby, which action shall have not been withdrawn or terminated.
     (o) Sellers shall have submitted encryption review requests to the Bureau of Industry of Security (“BIS”), U.S. Department of Commerce and the National Security Agency in accordance with Sections 740.17 and/or 742.15 of the EAR for all of its encryption products that require such technical review, and shall have delivered date-stamped copies of such filings to the Buyer, and for each such filing at least 30 days shall have lapsed during which such filing was not on “Hold Without Action” at BIS.
     (p) Sellers shall have commenced an investigation into any possible exports of its encryption products not in accordance with EAR during the five years preceding the Effective Time, and shall have submitted an initial voluntary self-disclosure notification to BIS in accordance with Section 764.5(c)(2) of the EAR, disclosing all suspected violations of the EAR, to the reasonable satisfaction of Parent, at least seven days prior to the Closing, and shall have delivered a date-stamped copy of the submission to the Buyer.
     (q) Sellers shall have delivered to Buyer a copy of all Tax records of any Citadel Party related to the Business or the Assets.
     (r) Citadel shall have paid in full amounts owed or alleged be owed in connection with the matters described in Schedule 2.8(a,b).

     (s) The Sellers have delivered to Buyer a closing certificate, substantially in the form of Exhibit P to this Agreement, executed by a senior officer of Citadel on behalf of Citadel, which will include certification as to (i) the satisfaction of the conditions set forth in Sections 5.1(a) through (r), (ii) the matters identified in Section 1.5(b), and (iii) to the effect that the Citadel is able to pay the Wind-Down Obligations after the Closing and that Citadel intends to do so in a manner consistent with the disclosure set forth in the Proxy Statement.
     (t) Sellers have delivered to Buyer a certificate of the Secretary of Citadel, substantially in the form of Exhibit Q to this Agreement.
     (u) Sellers, Buyer and Parent shall have completed and delivered the updated Schedules described in Section 4.3.
     (v) Sellers shall have executed and delivered to Buyer a transition services agreement in the form attached hereto as Exhibit R (“Transition Services Agreement”).
     (w) Each Citadel Party will deliver to Buyer a certificate of good standing for each jurisdiction in which such Citadel Party is required to be qualified to do business as set forth on Schedule 2.1 issued by the applicable Governmental Body for such jurisdiction (including a certificate of good standing for Citadel Sub in the State of Texas).
     5.2 Conditions to Obligations of the Sellers. The obligations of the Sellers under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Citadel in writing:
     (a) All representations and warranties of Buyer and Parent contained in this Agreement are true and correct in all material respects (if not qualified by materiality) or in all respects (if qualified by materiality) at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing, except (i) for changes contemplated by this Agreement, (ii) any representations and warranties that address matters as of a specific date shall be true and correct as of such date and (iii) for such changes as do not, individually or in the aggregate, materially and adversely affects the ability of the parties hereto to consummate the transactions contemplated hereby.
     (b) Parent and Buyer have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing and shall have delivered all items required to be delivered by a Buyer or Parent pursuant to Section 1.7.
     (c) The Stockholder Approval Matters shall have been duly approved by the requisite vote under applicable Laws and the certificate of incorporation and bylaws of Citadel, by the stockholders of Citadel.
     (d) All necessary governmental consents, approvals, orders or authorizations have been obtained and all necessary governmental notices have been given.

     (e) Buyer shall have delivered an updated Schedule 4.9(a) to Citadel.
     (f) The waiting period under the HSR Act applicable to the consummation of the transactions contemplated under this Agreement shall have expired or been terminated and no action shall have been instituted by the DOJ or the FTC challenging or seeking to enjoin the consummation of the transactions contemplated hereby, which action shall have not been withdrawn or terminated.
     (g) As of the Closing Date, there will be no pending or threatened litigation by any Person (other than a Citadel Party or an Affiliate thereof) seeking to enjoin the consummation of the transactions contemplated by this Agreement.
ARTICLE VI
Indemnification
     6.1 Indemnification of Buyer and Parent. Notwithstanding any investigation by Buyer or Parent or their representatives, if the Closing occurs, each Citadel Party will, jointly and severally, indemnify, defend and hold Buyer, Parent, their Affiliates and their respective directors, managers, officers, employees and agents (collectively, the “Buyer Parties”) harmless from any and all Liabilities, obligations, claims, contingencies, damages, costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees (collectively, “Losses”) that any Buyer Party may suffer or incur as a result of or relating to:
     (a) the breach of any representation or warranty made by any Citadel Party in this Agreement or any certificate or document delivered pursuant hereto (other than Excluded Breaches, as defined below);
     (b) the breach of any covenant or agreement made by any Citadel Party in this Agreement or pursuant hereto;
     (c) costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees arising out of any allegation by a third party that, if true, would constitute a breach of any representation, warranty, covenant or agreement made by any Citadel Party in this Agreement or any certificate or document delivered pursuant hereto;
     (d) COBRA Continuation Coverage for any Non-Transferred Employee or dependent thereof or any former employee of a Citadel Party and/ or dependent thereof;
     (e) Any state Tax liability relating to consummation of the transaction contemplated hereby or arising from the assets of any Citadel Party or the activities and operations of any Citadel Party with respect to any period occurring before the Effective Time; or
     (f) any Liability of any Citadel Party, known or unknown, other than the Assumed Liabilities, including any Litigation or other third person claims, relating to or arising from the Assets or the activities and operations of Business with respect to any period (or portion thereof) occurring before the Effective Time.

Losses suffered or incurred as a result of or relating to any representation or warranty made by any Citadel Party in this Agreement or any certificate or document delivered pursuant hereto or any allegation by a third party that, if true, would constitute such a breach, or the breach of any covenant or agreement made by any Citadel Party in this Agreement or pursuant hereto or any allegation by a third party that, if true, would constitute such a breach, shall be calculated without regard to any materiality, Material Event or Material Adverse Change qualifications set forth therein.
“Excluded Breaches” means any breach of Section 2.7(a), Section 2.7(d), Section 2.7(n), Section 2.7(o), Section 2.7(r), Section 2.12(g), the second sentence of Section 2.14(c), Section 2.15(a)-(b), Section 2.22, Section 2.29, Section 2.31(b)-(c) or Section 2.32 if (x) such breach primarily arose out of acts or omissions between the date hereof and the Closing Date and (y) the announcement of the transactions contemplated hereby was the primary cause of such breach.
     6.2 Indemnification of the Citadel Parties. Parent and Buyer will, jointly and severally, indemnify, defend and hold the Citadel Parties and their respective directors, managers, officers, employees and agents (collectively, the “Seller Parties”) harmless from any and all Losses that any Seller Party may suffer or incur as a result of or relating to:
     (a) the breach of any representation or warranty made by Buyer or Parent in this Agreement or any document or certificate delivered pursuant hereto;
     (b) the breach of any covenant or agreement made by a Buyer or Parent in this Agreement or pursuant hereto;
     (c) costs and expenses including all court costs, litigation expenses and reasonable attorney’s fees arising out of any allegation by a third party that, if true, would constitute a breach of any representation, warranty, covenant or agreement made by Buyer or Parent in this Agreement or any certificate or document delivered pursuant hereto; or
     (d) any Liability of a Buyer or Parent, known or unknown, including any Litigation or other third person claims, relating to or arising from the Assets with respect to any period (or portion thereof) occurring after the Effective Time.
     6.3 Survival.
     (a) The parties’ indemnification obligations under this Section 6, and the representations and warranties of the Citadel Parties, the Buyers and Parent made in or pursuant to this Agreement and the closing certificates attached hereto, will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.
     (b) Subject to Sections 6.3(c), (d) and (e), the parties’ indemnification obligations under this Section 6 and the representations and warranties of the Citadel Parties, the Buyer and Parent hereunder shall expire upon the day that is 30 days following the Closing Date (the “Expiration Date”) (except in cases of fraud, intentional misrepresentation or intentional breach of a representation or warranty). Without limiting the foregoing, no claim for indemnification pursuant to Section 6.1 or Section 6.2 based on the breach or alleged breach of a representation or warranty may be asserted after the Expiration Date (except in cases of fraud, intentional misrepresentation or intentional breach of a representation or warranty).
     (c) The indemnification obligations of the Citadel Parties under Section 6.1(d) shall expire upon the first business day following the date upon which no Citadel Party has any employees and no Citadel Party has any obligation to provide COBRA Continuation Coverage to any prior employee and delivers a certificate identified in Section 4.13(b)(v) demonstrating that the Citadel Parties have no and will have no liability for COBRA Continuation Coverage.
     (d) The indemnification obligations of the Citadel Parties under Section 6.1(e) shall expire after Sellers have delivered to Buyers a certificate from the from the Texas Comptroller of Public Accounts certifying that no franchise or sales tax is due or will become due with respect to any period (or portion thereof) occurring prior to and including the Effective Time.
     (e) Notwithstanding anything to the contrary herein, any representation or warranty the violation of which is made the basis of a claim for indemnification pursuant to Section 6.1 or Section 6.2 will survive until such claim is finally resolved if Parent or Buyer notifies the Sellers, or if the Sellers notify the Buyer, as applicable, of such claim in reasonable detail prior to the Expiration Date.
     (f) The covenants and agreements of the Sellers, the Buyer and Parent made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby indefinitely, but, subject to Sections 6.3(c), (d) and (e), and except in cases of fraud or intentional breach, the indemnification obligations with respect to such agreements and covenants shall expire on the Expiration Date.
     6.4 Notice. Any party entitled to receive indemnification under this Article VI (the “Indemnified Party”) agrees to give prompt written notice to the party required to provide such indemnification (the “Indemnifying Party”) promptly after becoming aware of the occurrence of any indemnifiable Loss or the assertion of any claim or the commencement of any action or proceeding in respect of which such a Loss may reasonably be expected to occur (a “Claim”), but the Indemnified Party’s failure to give such notice will not affect the obligations of the Indemnifying Party under this Article VI except to the extent that the Indemnifying Party is materially prejudiced thereby. Such written notice will include a reference to the event or events forming the basis of such Loss or Claim and the amount involved, unless such amount is uncertain or contingent, in which event the Indemnified Party will give a later written notice when the amount becomes fixed.
     6.5 Defense of Claims.
     (a) The Indemnifying Party may elect to assume and control the defense of any Claim, including the employment of counsel reasonably satisfactory to the Indemnified

Party and the payment of expenses related thereto, if: (i) the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for any Losses resulting from such Claim; (ii) the Claim does not seek to impose any Liability on the Indemnified Party other than money damages; (iii) the Claim does not relate to the Indemnified Party’s relationship with any customer, supplier or employee; (iv) the Claim or Loss is not part of a larger claim or series of claims that do not relate to Losses hereunder; or (v) the Indemnified Party does not otherwise believe, for confidentiality reasons or because of the importance of the Claim to the Indemnified Party’s business, that allowing the Indemnifying Part to prosecute the defense of such claim would be adverse to the Indemnified Party’s interests.
     (b) If the conditions of Section 6.5(a) are satisfied and the Indemnifying Party elects to assume and control the defense of a Claim, then: (i) the Indemnifying Party will not be liable for any settlement of such Claim effected without its consent, which consent will not be unreasonably withheld; (ii) the Indemnifying Party may settle such Claim without the consent of the Indemnified Party only if (A) all monetary damages payable in respect of the Claim are paid by the Indemnifying Party, (B) the Indemnified Party receives a full, complete and unconditional release in respect of the Claim without any admission or finding of obligation, liability, fault or guilt (criminal or otherwise) with respect to the Claim, and (C) no injunctive, extraordinary, equitable or other relief of any kind is imposed on the Indemnified Party or any of its Affiliates; (iii) the Indemnifying Party may otherwise settle such Claim only with the consent of the Indemnified Party, which consent will not unreasonably be withheld or delayed; and (iv) the Indemnified Party may employ separate counsel and participate in the defense thereof, but the Indemnified Party will be responsible for the fees and expenses of such counsel unless: (1) the Indemnifying Party has failed to adequately assume and actively conduct the defense of such Claim or to employ counsel with respect thereto; or (2) in the reasonable opinion of the Indemnified Party, an actual or potential conflict of interest exists between the interests of the Indemnified Party and the Indemnifying Party that requires representation by separate counsel, in which case the fees and expenses of such separate counsel will be paid by the Indemnifying Party.
     (c) If the conditions of Section 6.5(a) are not satisfied, the Indemnified Party may assume the exclusive right to defend, compromise or settle such Claim, but the Indemnifying Party will not be bound by any determination of a Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld); provided, that the Indemnified Party will not be required to obtain any consent of the Indemnifying Party to the determination of such Claim (and will not prejudice its right to be indemnified with respect to such Claim by settling such Claim) if the Indemnifying Party is asserting that it has no obligation to indemnify the Indemnified Party in respect of such claim.
     6.6 Amount Limitation of Indemnification.
     (a) The Citadel Parties shall have no liability (for indemnification or otherwise) for Losses of any Buyer Party arising from any breach of any representation or warranty set forth in Article II hereof or covenants or agreements of Citadel Parties set forth in this Agreement until the aggregate amount of all such Losses with respect to such matters exceeds $250,000 (the “Threshold”); provided, however, if such Losses, in the aggregate, exceed the Threshold, then the Buyer Parties shall be entitled to recover the full amount of all such Losses (from dollar one) up the Maximum Amount (as defined in Section 6.6(b)); provided, further, the limitation set forth in this Section 6.6(a) shall not apply to any Losses arising from a breach of any representation or warranty set forth in Article II hereof of which the Citadel Parties had Knowledge at or prior to the date hereof or that would constitute fraud.
     (b) The Citadel Parties’ aggregate liability under this Article VI for Losses of any Buyer Party arising from any breach of any representation or warranty set forth in Article II hereof or covenants or agreements of Citadel Parties set forth in this Agreement shall not exceed $3,000,000 (the “Maximum Amount”); provided, however, the limitation set forth in this Section 6.6(b) shall not apply to any Losses arising from a breach of any representation or warranty set forth in Article II hereof of which the Citadel Parties had Knowledge at or prior to the date hereof or that would constitute fraud.
     (c) If the Closing occurs, except with respect to (i) claims of fraud, intentional misrepresentation or intentional breach of a representation or warranty and (ii) claims for injunctive or other equitable non-monetary relief, after the Closing Date the amounts set forth in this Section 6.6 are the Buyer Parties’ sole and exclusive remedy for indemnification under this Article VI and for breaches by the Citadel Parties of this Agreement and the certificates delivered pursuant to Section 5.1(s).
ARTICLE VII
Covenant Not to Compete or Solicit
     7.1 Covenant Not to Compete. Subject to the Closing, and beginning on the Closing Date and ending on the date that is two years from the Closing Date (the “Non-Competition Period”), without the prior written consent of Parent, no Citadel Party shall directly or indirectly engage in a Competitive Business Activity (as defined below) anywhere in the Restricted Territory (as defined below). For all purposes hereof, the term “Competitive Business Activity” shall mean: (i) engaging in, or managing or directing Persons engaged in, any business that in any way competes with the Business; (ii) acquiring or having an ownership interest in any entity which derives revenues from any business that in any way competes with the Business; or (iii) participating in the financing, operation, management or control of any firm, partnership, corporation, entity or business that derives revenues from any business that in any way competes with the Business. For all purposes hereof, the term “Restricted Territory” shall mean each and every country, province, state, city or other political subdivision of the world including those in which any Citadel Party is currently engaged in business or otherwise distributes, licenses or sells products.
     7.2 Covenant Not to Solicit. Subject to the Closing, and during the Non-Competition Period, no Citadel Party shall, directly or indirectly, hire or solicit, encourage or take any other action which is intended to induce or encourage any employee of Parent or any subsidiary of

Parent or any Key Employee or Transferred Employee to terminate his or her employment with Parent or any subsidiary of Parent.
     7.3 Enforcement. The covenants contained in this Article VII shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the Restricted Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in this Article VII. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Article VII are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.
     7.4 Acknowledgement of Consideration. Each Citadel Party acknowledges that (i) the value of the Assets is an integral component of the value of the Business to Buyer and Parent and is reflected in the value of the consideration to be received by the Citadel Parties pursuant to this Agreement, and (ii) the agreement of each of the Citadel Parties as set forth in this Article VII is necessary to preserve the value of the Assets for Buyer following the Closing. Each Citadel Party also acknowledges that the limitations of time, geography and scope of activity agreed to in this Article VII are reasonable because, among other things, (A) Parent is engaged in a highly competitive industry, (B) such Citadel Party has had unique access to trade secrets and know-how of the Assets including, the plans and strategy (and, in particular, the competitive strategy) relating to the Assets, and (C) such Citadel Party is receiving significant consideration in connection with the consummation of the transactions contemplated by this Agreement.
     7.5 Remedies. The parties agree that in the event of a breach by any Citadel Party of any of the covenants set forth in this Article VII, monetary damages alone would be inadequate to fully protect Buyer and Parent from, and compensate Buyer and Parent for, the harm caused by such breach or threatened breach. Accordingly, each Citadel Party agrees that if it breaches or threatens breach of any provision of this Article VII, each of Buyer and Parent shall be entitled to, in addition to any other right or remedy otherwise available, the right to injunctive relief restraining such breach or threatened breach and to specific performance of any such provision of this Article VII, and Buyer or Parent, as applicable, shall not be required to post a bond in connection with, or as a condition to, obtaining such relief before a court of competent jurisdiction.
ARTICLE VIII
Termination, Amendment And Waiver
     8.1 Termination. Without limiting the provisions of Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing whether before or after the requisite approval of the stockholders of Citadel:
     (a) by mutual written consent of Parent and Citadel;

     (b) by any party if the Closing Date shall not have occurred by December 29, 2006 (the “End Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose (or whose Affiliate’s) action or failure to act has been a principal cause of or resulted in the failure of the Closing Date to occur on or before such date and such action or failure to act constituted a breach of this Agreement;
     (c) by any party if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, which order, decree, ruling or other action is final and nonappealable;
     (d) by either Citadel or Parent if Stockholder Approval shall not have been obtained by reason of the failure to obtain Stockholder Approval at the Citadel Stockholders’ Meeting or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Citadel where the failure to obtain Stockholder Approval shall have been caused by (i) the action or failure to act of any Citadel Party and such action or failure to act constitutes a breach by any Citadel Party of this Agreement or (ii) a breach of any Support Agreement by any party thereto other than Parent;
     (e) by Parent (at any time prior to Stockholder Approval) if a Seller Triggering Event (as defined below) shall have occurred;
     (f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of any Seller set forth in this Agreement, or if any representation or warranty of any Citadel Party shall have become untrue, in either case such that the conditions set forth in Section 5.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such inaccuracy in a Citadel Party’s representations and warranties or breach by a Seller is curable by such Citadel Party through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(f) prior to the date that is twenty (20) business days following the date of such breach, provided the applicable Citadel Party continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if such breach by a Citadel Party is cured prior to the date that is twenty (20) business days following the date of such breach);
     (g) by Citadel, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer or Parent set forth in this Agreement, or if any representation or warranty of Buyer or Parent shall have become untrue, in either case such that the conditions set forth in Section 5.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Buyer’s or Parent’s representations and warranties or breach by Buyer or Parent is curable by such party through the exercise of its commercially reasonable efforts, then Citadel may not terminate this Agreement under this Section 8.1(g) prior to the date that is twenty (20) business days following the date of such breach, provided Buyer or Parent, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that Citadel may not terminate this Agreement pursuant to this paragraph (g) if such breach by Buyer or Parent is cured prior to the date that is twenty (20) business days following the date of such breach); or
     (h) by Citadel pursuant to Section 4.7(e).
For the purposes of this Agreement, a “Seller Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Citadel or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Buyer or Parent its recommendation in favor of the adoption and approval of the Stockholder Approval Matters; (ii) Citadel shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Citadel in favor of the adoption and approval of the Stockholder Approval Matters; (iii) the Board of Directors of Citadel fails to reaffirm its recommendation in favor of the adoption and approval of the Stockholder Approval Matters within ten (10) days after Parent requests in writing that such recommendation be reaffirmed (unless Citadel (w) indicates in writing during such 10-day period to Parent that the failure to reaffirm such recommendation is because of Citadel’s Knowledge of a Claim for Losses (or the basis therefor), (x) describes such Claim and Losses in reasonable detail in writing to Parent within such 10-day period, (y) indicates in writing to Parent that, in the opinion of the Board of Directors, such Claim and Losses will result in indemnification payments to Parent that will significantly impact the value of the transactions contemplated hereby for Citadel’s stockholders, and (z) indicates in writing to Parent that the Board of Directors and Citadel are not considering any Takeover Proposals (other than the transactions contemplated hereby); (iv) the Board of Directors of Citadel or any committee thereof shall have approved or recommended any Takeover Proposal other than by Buyer or Parent; or (v) a tender or exchange offer relating to securities of a Citadel Party shall have been commenced by a Person unaffiliated with Buyer or Parent, and Citadel shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Citadel’s Board of Directors recommends rejection of such tender or exchange offer; or (vi) Citadel terminates this Agreement pursuant to Section 4.7(e).
     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, or its Affiliates, officers, directors or stockholders; provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and, provided, further, the provisions of Section 4.5 (Publicity), Article IX and this Section 8.2 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.
ARTICLE IX
Miscellaneous
     9.1 Notices. All notices and other communications under this Agreement must be in writing and will be deemed given (a) when delivered personally, (b) on the fifth business day after being mailed by certified mail, return receipt requested, (c) the next business day after delivery to a recognized overnight courier or (d) upon transmission and confirmation of receipt by a facsimile operator if sent by facsimile, to the parties at the following addresses or facsimile numbers (or to such other address or facsimile number as such party may have specified by notice given to the other party pursuant to this provision):

if to Buyer or Parent:	with copies to:

McAfee, Inc.	Hughes & Luce, L.L.P.
3965 Freedom Circle	1717 Main Street, Suite 2800
Santa Clara, CA 95054	Dallas, Texas 75201
Attention: Chief Financial Officer	Attention: Benjamin D. Nelson
Telecopy: (214) 939-5849

McAfee, Inc.
5000 Headquarters Drive
Plano, Texas 75024
Attention: General Counsel
Telecopy: (972) 963-7425

if to a Citadel Party:	with copies to:

Citadel Security Software Inc. Two Lincoln Centre	Wood & Sartain, LLP

5420 LBJ Freeway, Suite 1600	12655 North Central Expressway
Dallas, Texas 75240
Attention: Steve B. Solomon	Suite 421
Telecopy: (214) 520-0034	Dallas, Texas 75243 Attention: David A. Wood Telecopy: (972) 701-0302
     9.2 Fees and Expenses.
     (a) General. Except as set forth in this Section 9.2 and as set forth in Section 4.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the transactions contemplated hereby are consummated. If attorneys’ fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the Prevailing Party (as defined below) will be entitled to recover reasonable attorneys’ fees and costs incurred in connection therewith. A party will be considered the “Prevailing Party” if: (a) it initiated the litigation and substantially obtained the relief it sought, either through a judgment or the losing party’s voluntary action before trial or judgment; (b) the other party withdraws its action without substantially obtaining the relief it sought; or (c) it did not initiate the litigation and judgment is entered into for any party, but without substantially granting the relief sought by the initiating party or granting more substantial relief to the non-initiating party with respect to any counterclaim asserted by the non-initiating party in connection with such litigation.

     (b) Termination Fee.
     (i) In the event that: (A) Parent shall terminate this Agreement pursuant to Section 8.1(e), (B) Parent shall terminate this Agreement pursuant to Section 8.1(f) and within twelve months after such termination, a Citadel Party shall enter into a definitive agreement with respect to any Takeover Proposal or any Takeover Transaction shall be consummated, (C) this Agreement shall be terminated pursuant to Section 8.1(b) or Section 8.1(d) and (1) at or prior to such termination, there shall exist or have been proposed a Takeover Transaction (other than one proposed by Buyer or Parent or an Affiliate thereof), and (2) within twelve months after such termination, a Citadel Party shall enter into a definitive agreement with respect to such Takeover Proposal or a Takeover Transaction shall be consummated with respect to such Takeover Proposal, or (D) Citadel shall terminate this Agreement pursuant to Section 8.1(h) or Section 4.7(e); then, in the case of (A) and (D), within one business day after the date of such termination, and in the case of (B) or (C), upon the earlier to occur of (x) one business day after the entering into of a definitive agreement with respect to any Takeover Proposal and (y) immediately prior to the consummation of a Takeover Transaction, Citadel shall pay Parent an amount in cash equal to $2,320,000 (the “Termination Fee”). Notwithstanding the foregoing, the parties acknowledge that the Termination Fee does not represent a liquidated damage amount for any breach by any Citadel Party of any provision of this Agreement, and shall be payable in addition to and irrespective of any amount otherwise recoverable by Buyer or Parent under this Agreement or otherwise by reason of such breach; provided, however, if the Closing does not occur and Citadel pays the Termination Fee in accordance with the terms hereof, Buyer and Parent may not bring any claim under this Agreement related to a breach of the representations or warranties of a Citadel Party unless such breach was fraudulent, intentional or willful.
     (ii) Each Citadel Party acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Buyer would not enter into this Agreement. Accordingly, if Citadel fails to pay in a timely manner the amounts due pursuant to this Section 9.2(b) and, in order to obtain such payment, Buyer or Parent makes a claim that results in a judgment against Citadel for the amounts set forth in this Section 9.2(b), Citadel shall pay to Buyer or Parent, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.2(b) at the prime rate of Bank of America N.A. in effect on the date such payment was required to be made.
     9.3 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (pdf)) for the convenience of the parties hereto, each of which will be deemed an original, but all of which together will constitute one and the same instrument. No signature page to this Agreement evidencing a party’s execution hereof will be deemed to be delivered by such party to any other party hereto until such delivering party has received signature pages from all parties signatory to this Agreement.
     9.4 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and will not in any way affect the meaning or interpretation of this Agreement.
     9.5 Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, each of which will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in a manner materially adverse to any party.
     9.6 Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties hereto; provided, however, Buyer may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent. This Agreement is not intended to confer any rights or benefits on any Person other than the parties hereto, and to the extent provided in Article VI, the Buyer Parties and the Seller Parties.
     9.7 Entire Agreement, Amendment. This Agreement and the related documents contained as Exhibits and Schedules (as the same may be supplemented as provided herein) hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof (including the letter entitled “Proposal to Purchase Assets” from Parent to the Board of Directors of Citadel dated July 31, 2006), but specifically excluding the Existing NDA, which shall remain in full force and effect. All statements of each Citadel Party contained in any schedule (as the same may be supplemented as provided herein), certificate or other writing required under this Agreement to be delivered in connection with the transactions contemplated hereby will constitute representations and warranties of such Citadel Party under this Agreement. The Exhibits, Schedules (as the same may be supplemented as provided herein) and recitals to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes. This Agreement may be amended, supplemented or modified, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement is sought.
     9.8 Specific Performance, Remedies Not Exclusive. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all required actions on its part necessary to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder. Unless otherwise expressly stated in this

Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.
     9.9 GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
     9.10 JURISDICTION AND VENUE. EACH OF THE PARTIES HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF ANY COURT WITHIN DALLAS, COUNTY, STATE OF TEXAS, IN CONNECTION WITH ANY MATER BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREIN, AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF TEXAS FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH THEY MIGHT OTHERWISE HAVE TO SUCH JURISDICTION, VENUE AND SUCH PROCESS.
     9.11 Drafting. Neither this Agreement nor any provision contained in this Agreement will be interpreted in favor of or against any party hereto because such party or its legal counsel drafted this Agreement or such provision.
     9.12 Usage. All references to “days” are to calendar days except where otherwise noted. Whenever the plural form of a word is used in this Agreement, that word will include the singular form of that word. Whenever the singular form of a word is used in this Agreement, that word will include the plural form of that word. The term “or” will not be interpreted as excluding any of the items described. The term “include” or any derivative of such term does not mean that the items following such term are the only types of such items.
     9.13 Certain Definitions. For purposes of this Agreement:
     (a) the term “Active Employee” means employees of the Sellers who are actively working in the Business as of the date the Citadel Parties make the representations and warranties set forth in Section 2.12. Without limiting the foregoing, any employee of Sellers employed in the Business who is on a leave of absence of any nature as of such date will not be considered an Active Employee.
     (b) the term “Affiliate” means, with respect to a specified Person, any other Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, the specified Person; provided, however, except for purposes of Section 2.14 and Section 2.18, the Preferred Holders shall not be deemed an Affiliate of any Citadel Party.
     (c) the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     (d) “Debt Facility” means the Loan and Security Agreement and Intellectual Property Security Agreement, each dated October 10, 2005, between Citadel and Lawrence Lacerte.
     (e) the terms “Knowledge” and “known” and words of similar import mean:
     (i) with respect to each Citadel Party, such Citadel Party will be deemed to have “Knowledge” of a particular matter, and the particular matter will be deemed to be “known” by such Citadel Party, if any Citadel Party, or any director, the Chief Executive Officer of Citadel, Chief Financial Officer of Citadel, and any Person, who is principally officed in the Dallas, Texas facilities of Citadel and reports directly to the Chief Executive Office of Citadel, or any Affiliate of any Citadel Party, has actual knowledge of such matter or would reasonably be expected to have knowledge of such matter following reasonably inquiry; and
     (ii) with respect to Parent or Buyer, such will be deemed to have “Knowledge” of a particular matter, and the particular matter will be deemed to be “known” by Buyer and Parent if any director, manager, officer or any supervisory level employee of Parent has actual knowledge of such matter or would reasonably be expected to have knowledge of such matter following reasonable inquiry.
     (f) the term “Liability” means any direct or indirect debts, obligations or liabilities of any nature, whether absolute, accrued, contingent, liquidated or otherwise, and whether currently due or to become due, asserted or unasserted, known or unknown.
     (g) the term “Lien” means any obligation, lien, claim, pledge, security interest, liability, charge, spousal interest (community or otherwise), contingency or other encumbrance or claim of any nature.
     (h) the terms “Ordinary Course Obligations” means recurring Liabilities incurred in the Ordinary Course of Business but do not include any Liabilities resulting from a violation of Law or any Liabilities under an agreement that result from any breach or default (or event that with notice or lapse of time would constitute a breach or default) under such agreement.
     (i) “Ordinary Course of Business” means normal course of operation of the Business, consistent with past practice for the one-year period ended on the Latest Balance Sheet Date.
     (j) the term “Permitted Lien” means (i) liens for current Taxes (as defined in Section 2.8(b)) not yet due and liens for Taxes being contested in good faith, as to which appropriate reserves have been established by such Person in its books and records and (ii) minor imperfections of title and encumbrances on Real Property that do not interfere with the present use or value or insurability of such Real Property; and (iii) liens granted pursuant to the Debt Facility or the Factoring Agreement, which will be discharged at the Closing.
     (k) In addition, the following terms are defined in the indicated section of this Agreement:

Defined Term	Section

2006 Reorganization	2.41
2006 Reorganization Description	2.41
Accountant	1.9
Additional Reserve	4.13(b)
Acquisition Agreement	4.7(d)
Active Employee	9.13(a)
Adverse Recommendation Change	4.7(d)
Affiliate	9.13(b)
Agreement	Preamble
Assets	1.1
Assumed Business Contracts	1.1(g)
Assumed Liabilities	1.3
Assumed Permits	2.11
Audit	1.5(c)
BIS	5.1(o)
Books and Records	1.1(d)
Business	Recitals
Business Contracts	2.14(a)
Buyer	Preamble
Buyer Documents	3.2
Buyer Parties	6.1
California Tax Audit	Schedule 2.8
Cash Amount	1.5(c)
Cash Payments	1.5(c)
Change of Control Payments	1.5(b)
Citadel	Preamble
Citadel CEO	Recitals
Citadel Entities	2.1(a)
Citadel Licensor or Key Supplier	2.32(a)
Canberra LLC	Preamble
Canberra LP	Preamble
Citadel Party	Preamble
Citadel Stockholders’ Meeting	4.12(a)
Citadel Sub	Preamble
Claim	6.4

Defined Term	Section

Closing	1.6
Closing Date	1.6
COBRA Amount	4.13(b)
COBRA Continuation Coverage	4.9(c)
COBRA Reserve	4.13(b)
Code	2.13(a)
Competitive Business Activity	7.1
Independent Contractor Agreement	Recitals
control	9.13(c)
Copyrights	1.1(a)
Debt Facility	9.13(d)
Distributors	2.31(a)
DOJ	4.4(a)
EAR	2.37
Effective Time	1.6
Employee Benefit Plans	2.13(a)
End Date	8.1(b)
Environmental Law	2.17(b)
ERISA	2.13(a)
ERISA Affiliate	2.13(a)
Estimated Op Ex Reimbursement Payment	1.5(c)
Exchange Act	2.6(a)
Excluded Assets	2.3(a)
Excluded Breaches	6.1
Excluded Business Contracts	1.1(g)
Excluded Consents	2.14(d)
Excluded Liabilities	1.4
Excluded Permits	2.11
Excluded Receivables	1.1(e)
Existing NDA	4.7(b)
Expiration Date	6.3(b)
Export Approvals	2.37
Factor	1.1(e)
Factored Accounts	1.5(c)
Factoring Agreement	1.1(e)
Final Estimate	1.5(c)
Financial Statements	2.6(b)
FTC	4.4(a)
GAAP	2.6(b)
Governmental Body	2.5
Hazardous Substance	2.17(c)
HSR Act	2.5
HSR Forms	4.4(a)
HSR Termination Date	4.1(a)

Defined Term	Section

Indemnification Period	4.13(b)
Indemnification Reserve	4.13(b)
Indemnified Party	6.4
Indemnifying Party	6.4
Initial Estimate	1.5(c)
insolvent	2.22(c)
Intellectual Property Assets	2.16(a)
Intellectual Property Licenses-In	2.16(a)
ITAR	2.37
Key Employee Offer Letter	Recitals
Key Employees	4.9(a)
Knowledge	9.13(d)
known	9.13(d)
Large Customer	2.15(b)
Large Distributor or Partner	2.31(b)
Latest Balance Sheet	2.6(b)
Latest Balance Sheet Date	2.6(b)
Laws	2.10
Leases/Loan Agreements	2.14(a)
Liability	9.13(f)
Lien	9.13(g)
Listed Business Contracts	2.14(a)
Listed Business Contracts Annexes	2.14(a)
Listed Intellectual Property	2.16(a)
Litigation	2.9(a)
Losses	6.1
Marks	1.1(a)
Material Adverse Change	2.7(a)
Material Customers	2.15(a)
Material Event	2.1
Maximum Amount	6.6(b)
Name Changes	4.14
Non-Competition Period	7.1
Non-Seller Subsidiaries	2.1(b)
Non-Transferred Employees	4.9(a)
Notice of Superior Proposal	4.7(f)
Op Ex Arbitration	1.5(c)
Op Ex Amount	1.5(c)
Op Ex Reimbursement	1.5(c)
Op Ex Shortfall	1.5(c)
Open Source Software	2.16(a)
Ordinary Course Obligations	9.13(h)
Ordinary Course of Business	9.13(i)
Parent	Preamble
Partners	2.31(a)

Defined Term	Section

Patents	1.1(a)
Permits	2.11
Permitted Lien	9.13(j)
Person	2.9(a)
Preferred Holder Agreement	Recitals
Preferred Holder Entities	Recitals
Prevailing Party	9.2(a)
Products	2.16(b)
Proxy Statement	4.11(a)
Purchase Price	1.5(a)
Qualifying Event	4.9(c)
Real Property	2.3(a)
Related Party	2.18
Remaining Proceeds	4.13(b)
Representatives	4.7(a)
Restricted Territory	7.1
SEC	2.6(a)
Securities Act	2.6(a)
SecurePlus Insurance Coverage	2.14(b)
Seller and Sellers	Preamble
Seller Copyrights	2.16(a)
Seller Documents	2.2(a)
Seller Intellectual Property	1.1(a)
Seller Marks	2.16(a)
Seller Open Source Software	2.16(a)
Seller Parties	6.2
Seller Patents	2.16(a)
Seller SEC Reports	2.6(a)
Seller Trade Secrets	2.16(a)
Seller Triggering Event	8.1
Severance Allowance	1.5(a)
Stockholder Approval	5.1(i)
Stockholder Approval Matters	4.11(a)
Superior Proposal	4.7(i)
Support Agreements	Recitals
Takeover Proposal	4.7(g)
Takeover Transaction	4.7(h)
Tax / Taxes	2.8(g)
Termination Fee	9.2(b)
Third Party IP Assets	2.16(a)
Threshold	6.6(a)
Trade Secrets	1.1(a)
Transferred Employee Final Payments	4.9(g)
Transferred Employees	4.9(a)
Transition Services Agreement	5.1

Defined Term	Section

Wind-Down	4.11(a)
Wind-Down Cost Estimates	4.13(a)
Wind-Down Obligations	4.13(a)
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT:

MCAFEE, INC.

By:	/s/ Eric F. Brown

Eric F. Brown
Chief Financial Officer

BUYER:

MCAFEE SECURITY, LLC

By: MCAFEE, INC., its sole Managing Member

By:	/s/ Eric F. Brown

Eric F. Brown
Chief Financial Officer
[Signature Page to Asset Purchase Agreement]

SELLERS:

CITADEL SECURITY SOFTWARE INC.

By:		/s/ Steven B. Solomon

Steven B. Solomon
Chief Executive Officer

CITADEL SECURITY SOFTWARE
INTERNATIONAL, LLC

By:		/s/ Richard Connelly

Name:		Richard Connelly
Title:		Chief Financial Officer

CANBERRA OPERATING, L.P.

By:		CITADEL SECURITY SOFTWARE INC.,
its General Partner

	By:	/s/ Steven B. Solomon

Steven B. Solomon
Chief Executive Officer

CANBERRA LLC:

CANBERRA, LLC

By:		/s/ Darrell K. Lane

Darrell K. Lane
Manager
[Signature Page to Asset Purchase Agreement]

Exhibits

A	Form of Independent Contractor Agreement
B	[Intentionally Omitted]
C	Form of Support Agreement
D	Form of Preferred Holder Agreement
E	Form of Key Employee Offer Letter
F	Guaranty of Payment
G	Form of Bill of Sale
H1	Form of Assignment of Patents
H2	Form of Assignment of Patent Applications
I	Form of Assignment of Marks
J	Form of Assignment of Copyrights
K	Form of Assignment of Intellectual Property
L	Form of Assignment and Assumption Agreement
M	Form of Assumption Agreement
N	Form of Assignment of Domain Names
O	Parent’s Certificate
P	Form of Closing Certificate of the Sellers
Q	Form of Secretary’s Certificate of Sellers
R	Form of Transition Services Agreement
S	Form of License
Schedules

1.1(e)	Excluded Receivables
1.1(g)(A)	Assumed Business Contracts
1.1(g)(B)	Certain Excluded Business Contracts
1.2(c)	Excluded Assets – Deposits, etc.
1.2(d)	Excluded Assets – Books and Records
1.2(i)	Excluded Assets – Insurance Policies
1.2(n)	Excluded Assets – Bank Accounts
1.5(a)	Wire Transfer Instructions
1.5(b)	Change of Control Payments to Employees of Seller (excluding CEO)
1.7(b)	Assets, Ownership Evidenced by Certificate of Title
Section 2	Disclosure Schedules

4.1	Exceptions to Operating Covenants
4.1(a)	Certain Pre-HSR Termination Operating Covenants
4.1(b)	Certain Post-HSR Termination Operating Covenants
4.3	Customer contracts that will not be Excluded Contracts
4.9(a)	Employees to Receive Offer of Employment
4.9(a)(i)	Key Employees
4.13(a)	Wind-Down Obligations
4.13(b)	Remaining Proceeds
5.1(d)	Consents, Waivers, Approvals and Assignments